As filed with the Securities and Exchange Commission on January 30, 2024

Securities Act File No. 333-231938

Investment Company Act File No. 811-23447

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-2

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REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 12	☒
AND/OR
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 13	☒

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Alpha Alternative Assets Fund
(Exact Name of Registrant as Specified in its Charter)

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1615 South Congress Drive
Suite 103
Delray Beach, Florida 33445
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (949) 326-9796

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Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(Name and address of agent for service)

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Copy to:

Andrew Davalla
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215

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Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)
☐	on January 31, 2024 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

ALPHA ALTERNATIVE ASSETS FUND

Institutional Class Shares (AAACX)
Class A Shares (AACAX)

January 31, 2024

Alpha Alternative Assets Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy. The repurchase offers are expected to be made in March, June, September, and December of each year, beginning with the initial repurchase offer conducted in March 2020. The Fund expects the maximum time between a repurchase request deadline and the next date on which the Fund expects to commence the next quarterly repurchase offer to be approximately 90 days. Repurchase requests must be submitted by the deadline included in the Shareholder Notification as that term is defined in the “Quarterly Repurchases of Shares” section of this prospectus (the “Prospectus”). For more information on the Fund’s repurchase policies and risks, please see the “Repurchase Policy Risk” on page 31 and “Quarterly Repurchases of Shares” on page 42 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated January 31, 2024, has been filed with the Securities and Exchange Commission (“SEC”). The table of contents of the SAI appears at Appendix A on page A-1 of this Prospectus. The SAI is available upon request and without charge by writing the Fund at c/o SS&C GIDS, Inc at P.O. Box 219597, Kansas City, MO 64121-9597. You may also request a free copy of the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling (877) 774-7724 or by visiting the Fund’s website at www.funds.alphagrowthmgt.com. The SAI, which is incorporated by reference into (legally made a part of) this Prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Prospective investors should not construe the contents of this Prospectus or the SAI as legal, tax, or financial advice. Each prospective investor should consult his or her own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund for such investor.

Investment Objective.    The Fund’s investment objective is current income and long-term capital appreciation.

Securities Offered.    The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933 (the “Securities Act”) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Foreside Financial Services, LLC (the “Distributor”), under the terms of this Prospectus, an unlimited amount of shares of beneficial interest, at the net asset value (“NAV”) per share. As of December 1, 2022 the Fund simultaneously redesignated its outstanding shares and issued common shares as Class I shares and created its Class A shares on December 1, 2022. This prospectus relates to our Class A and Class I shares. Class I shares are not subject to a sales load or early withdrawal charges. Class A shares have a maximum sales load of 5.00% of the amount invested. The minimum initial investment is for Class I shares and Class A shares is $5,000 and $2,500, respectively. However, there is no initial or subsequent investment minimums for accounts maintained by financial institutions (such as registered investment advisers and trusts) for the benefit of their clients who purchase shares through (1) fee-based advisory programs; (2) employee benefit plans (e.g., 401(k) or 457(b) retirement plans; (3) investment platforms; and (4) consulting firms. In addition, there is no initial or subsequent investment minimum for Trustees or officers of the Fund, directors, officers and employees of Alpha Growth Management LLC (the “Adviser”) or ALPS Distributors, Inc. (the “Distributor”) or any of their affiliates. Minimum investment amounts may be waived in the discretion of the Fund or the Adviser. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use commercially reasonable efforts to sell the shares. See “Plan of Distribution.”

	Class I Shares	Class A Shares
Price to Public	Current NAV	Current NAV Plus Applicable Sales Load
Maximum Sales Load	None	5.00%
Proceeds to Registrant	Current NAV	Amount Invested at Current Purchase Price Less Applicable Sales Load

Investing in the Fund’s shares involves risks, including the following:

•        The Fund’s shares have limited pricing or performance history.

•        Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid.

•        There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.

•        The shares of the Fund are not redeemable.

•        Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security. The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.

•        The Fund invests primarily in alternative and esoteric assets, which include “longevity based assets” for which returns may be difficult to predict because they are based on the life spans of individuals.

•        Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

•        If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. An investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund’s repurchase policy.

See “Risk Factors” beginning on page 18 of this Prospectus.

Investment Adviser
Alpha Growth Management LLC

i

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus (the “Prospectus”) and in the statement of additional information (“SAI”), particularly the information set forth under the heading “Risk Factors.”

The Fund

Alpha Alternative Assets Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is an interval fund that will offer to make quarterly repurchases of the Fund’s shares at the net asset value (“NAV”) per share. See “Quarterly Repurchases of Shares.”

Closed-End Fund Structure.    Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange and are subject to restrictions on transfer. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to continuous out-flows.

Investor Suitability.    An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Investment Objective and Policies

Investment Objective.    The Fund’s investment objective is current income and long-term capital appreciation.

Investment Strategy.    The Fund seeks to achieve its investment objective by investing primarily in alternative and esoteric assets, which include “longevity based assets.” Esoteric and longevity-based assets include financial instruments across a range of asset types, qualities, and sectors that produce returns contingent upon (i) the continued aging of the U.S. and global population, and (ii) individual life expectancies within the 70+ age cohort. Specifically, esoteric and longevity-based assets consist primarily of derivatives of life insurance and annuity policies known as life settlements and structured settlements; a broader definition includes equity and debt securities of life insurance companies; pharmaceutical and medical patent royalties; and real estate based assets including reverse mortgages and tax liens (lending products used by homeowners as they age), real estate lending secured by senior housing, assisted living facilities, hospitals and other geriatric specific healthcare facilities.

The Fund may gain exposure to esoteric and longevity-based assets by investing in the following types of instruments:

Structured Products:    The Fund will primarily gain exposure to esoteric and longevity-based assets through investments in debt or equity structured products, which are investment products that provide returns and/or income based on the performance of a particular asset or pool of assets. The Fund invests in debt or equity structured products that provide returns based on the performance of underlying portfolios of (i) life settlements, (ii) structured settlements and (iii) pharmaceutical and drug company royalties.

•        Life Settlements.    Life settlements are sales to third parties of existing life insurance contracts for more than their cash surrender value but less than the net benefits to be paid under the policies. When the third party acquires such a contract, it pays the policy premiums in return for the expected receipt of the net benefit as the beneficiary under the policy. These policies are considered illiquid because they are bought and sold in a secondary market through life settlement agents. The Fund gains exposure to life settlement contracts through investments in structured products that are tied to a portfolio of life settlement contracts. The Fund does not purchase individual life insurance policies or life settlement policies and does not operate as a life settlement provider or agent.

•        Structured Settlements.    A structured settlement is either a payment agreement or an annuity designed to compensate a successful plaintiff in a lawsuit. Instead of receiving a lump sum payment, the plaintiff agrees to periodic payments over a fixed time determined by the life expectancy of the plaintiff, or periodic payments for the duration of the plaintiff’s life. The Fund gains exposure to structured settlements through investments in structured products that are tied to a portfolio of structured settlements. The Fund does not purchase the right to settlement proceeds from individual plaintiffs.

•        Private Debt.    Includes loans and similar investments typically made in private companies that are negotiated directly with the borrower, including first and second lien senior secured loans, hybrid loans (i.e., a combination of senior and subordinated debt), unsecured debt, and subordinated debt. Private debt will also include alternative lending arrangements such as pre-settlement financing for individual life settlements, lending facilities to life and annuity settlement investors, loans to premium finance lenders and securitized royalty contracts for pharmaceuticals.

Real Estate:    Includes equity investments in legal entities (e.g., partnerships and limited liability companies) that hold underlying properties in the senior living sector. Investments may also be made in the debt, preferred equity or mortgages relating to such properties.

Private Funds:    Includes investment in private equity funds, hedge funds or other private funds that are exempt from registration as investment companies under Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may invest up to 15% of its assets (defined as net assets plus borrowing for investment purposes) in private funds.

Public Securities:    Includes common stock and preferred stock of publicly traded companies, public debt, and investments in real estate investment trusts (“REITs”).

The Fund may also gain exposure to esoteric and longevity-based assets through investments made through the Fund’s wholly owned subsidiary.

The Fund invests in securities of issuers without restriction as to market capitalization, credit quality, structure or maturity. The majority of the Fund’s investments will be in investments that are not publicly traded or are traded in over-the-counter markets that have less liquidity than exchange-traded securities. Consequently, at any time, the majority of the Fund’s investments will be illiquid. In addition, the debt securities that the Fund invests in may be below-investment grade (commonly known as “junk”) or unrated by rating agencies. The Fund intends to concentrate its investments (i.e., under normal circumstances, invest 25% or more of its total assets) in the insurance industry.

Because the settlement time for certain esoteric and longevity-based assets, in particular structured products based on life settlements and structured settlements, can be extensive, and in order to maintain liquidity of the Fund and enhance returns, the Adviser allocates uninvested cash (typically up to 20% of the portfolio) to the investment sub-adviser, Haven Asset Management (Interval Funds) LLC (“Haven” or the “Sub-Adviser”) to invest in highly liquid, high yield securities. The Sub-Adviser invests this portion of the portfolio in liquid traded instruments with attractive yields and a high degree of diversification, including without limitation corporate debt, structured products, municipal bonds, bank debt and preferred stock. In selecting investments for this portion of the portfolio, the Sub-Adviser will focus on investments that pay cash interest or a cash dividend. The Fund, with respect to the portion of the portfolio managed by the Sub-Adviser, may employ leverage, including borrowing from banks, in an amount of up to 33-⅓% of the Fund’s assets (defined as net assets plus borrowings).

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes), in alternative assets. The Fund defines alternative assets as securities and other financial instruments that are alternatives to traditional stocks and bonds, including (i) those issued by business development companies (“BDCs”), limited partnerships, limited liability companies, master limited partnerships (“MLPs”), private companies, private funds, and REITs and other real estate related companies, and (ii) instruments commonly known as asset backed securities, bank debt, collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”), equipment trust certificates, private debt, royalties and structured products.

The Fund may invest up to 25% of its total assets in a wholly owned and controlled subsidiary, Alpha Alternative Assets (Cayman) Limited (the “Subsidiary”). The Subsidiary is based in the Cayman Islands. The Subsidiary invests primarily in financial instruments that are not easily defined as qualifying income producing securities for purposes of qualifying as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986 (the “Code”). When viewed on a consolidated basis, the Subsidiary is subject to the same principal investment strategies, risks, and investment restrictions as the Fund, the Fund will consolidate the Subsidiary for purposes of financial statements, leverage and concentration. The Fund and the Subsidiary will test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis. The Subsidiary’s advisory contracts will be subject to the same regulatory review by the Board applicable to the Fund’s contracts. The Subsidiary also is subject to the Fund’s compliance program. The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund’s compliance program. The Fund’s Subsidiary, under management by the Adviser, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Fund. The custodian of the Subsidiary’s assets is UMB Bank, N.A.

See “Investment Objectives, Policies and Strategies” for further information on the Fund’s investment strategies and portfolio composition.

Investment Adviser.    Alpha Growth Management, LLC, located at 1615 South Congress Avenue, Suite 103, Delray Beach, Florida 33445, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was formed in November 2021 and is a wholly-owned subsidiary of Alpha Growth PLC. Alpha Growth PLC is a financial advisory business headquartered in the United Kingdom. As of December 31, 2023, Alpha Growth PLC had approximately $700 million of assets under management.

Investment Sub-Adviser.    Haven Asset Management (Interval Funds) LLC, located at 537 Steamboat Road, Suite 302, Greenwich, Connecticut 06830, serves as investment sub-adviser to the Fund. The Sub-Adviser is registered with the SEC under the Advisers Act. The Sub-Adviser was formed in September 2021.

See “Investment Objectives, Policies and Strategies” for further information on the Fund’s investment strategies and portfolio composition. The Fund’s investment objective, non-fundamental policies and strategies, including its targeted asset classes, may be changed from time to time without a vote of the Fund’s shareholders.

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

•        The Adviser is recently-formed and has not previously managed a registered investment company;

•        An investment in the Fund involves the risk of possibly losing the entire principal amount invested in the Fund due to unpredictable market conditions;

•        The Fund may be materially affected by market, economic and political conditions globally, including the COVID 19 pandemic, and in the jurisdictions and sectors in which it invests;

•        Increases in interest rates generally will cause the Fund’s fixed-rate debt securities to decline in price;

•        Investments in debt securities with longer terms to maturity are subject to greater volatility than investments in shorter-term obligations;

•        The Fund’s investments in various types of debt securities and instruments may be unsecured or unrated, are subject to the risk of non-payment, and may have speculative characteristics;

•        This is a “best efforts” offering, and if the Fund is unable to raise substantial funds, the Fund will be limited in the number and type of investments it may make and it may not achieve the economies of scale necessary to operate in a cost effective manner;

•        Subordinated investments in debt have lower priority in right of payment to any higher ranking obligations of the borrower, and the cash flow and assets of the borrower may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower;

•        The Fund’s use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s underlying investments;

•        The Fund is subject to financial market risks, including changes in interest rates. Because the Fund may use debt to finance investments, changes in interest rates may have a material adverse effect on the Fund’s net investment income;

•        Below investment grade instruments may be particularly susceptible to economic downturns, which could cause losses;

•        During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled;

•        Certain investments will be exposed to the credit risk of the counterparties with whom the Fund deals;

•        The Fund invests primarily in alternative and esoteric assets, which include “longevity based assets” for which returns may be difficult to predict because they are based on the life spans of individuals;

•        The Fund does not purchase individual life insurance policies or life settlements; however, the Fund may indirectly be exposed to the risk that in certain cases, the returns on an individual policy or settlement are dependent upon the credit risk of the insurance company, and bankruptcy of an insurance company can result in an extended collection process, or no collection at all;

•        The Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV;

•        The Fund may invest in illiquid and restricted securities that may be difficult to dispose of at a fair price when the Fund believes it is desirable to do so;

•        The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel and the loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser’s ability to manage the Fund;

•        The Adviser will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser’s and its investment professionals’ time and resources between the Fund and other investment activities;

•        The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio;

•        Payment for quarterly repurchases of shares by the Fund may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover;

•        The Fund’s ability to enter into certain transactions with its affiliates will be restricted;

•        The valuation of securities or instruments that lack a central trading place (such as certain structured products, real estate, private equity, loans or fixed-income instruments) may carry greater risk than those which trade on an exchange;

•        The Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful;

•        Global economies and financial markets are becoming increasingly interconnected, and political, economic and other conditions and events (including, but not limited to, natural or man-made disasters, severe weather or geological events, fires, floods, earthquakes, outbreaks of disease (such as COVID-19), epidemics, pandemics, malicious acts, cyber-attacks, terrorist acts, social unrest or climate change and climate related events) in one country, region, or financial market may adversely impact issuers in a different country, region or financial market and may also adversely impact the performance of the Fund. Such events may result in, among other things, closing borders, exchange closures, health screenings, healthcare service delays, quarantines, cancellations, supply chain disruptions, lower consumer demand, market volatility and general uncertainty. Such events could adversely impact issuers, markets and economies over the short- and long-term, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. Moreover, such negative political and economic conditions and events could disrupt the processes necessary for the Fund’s operations.

•        To qualify and remain eligible for the special tax treatment accorded to regulated investment companies (“RICs”) and their shareholders under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status;

•        A significant portion of the Fund’s investment portfolio will be recorded at fair value as determined in good faith by or under the direction of the Board and, as a result, there may be uncertainty as to the value of the Fund’s investments.

See “Risk Factors” for further information on the Fund’s principal investment risks.

Management of the Fund

The services necessary for the Fund’s daily operations are provided by various service providers. See “Management of the Fund.”

Investment Adviser.    Alpha Growth Management, LLC, located at 1615 South Congress Avenue, Suite 103, Delray Beach, Florida 33445, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was formed in November 2021 and is a wholly-owned subsidiary of Alpha Growth PLC. Alpha Growth PLC is a financial advisory business headquartered in the United Kingdom. As of December 31, 2023, Alpha Growth PLC had approximately $700 million of assets under management.

Investment Sub-Adviser.    Haven Asset Management (Interval Funds) LLC, located at 537 Steamboat Road, Suite 302, Greenwich, Connecticut 06830, serves as investment sub-adviser to the Fund. The Sub-Adviser is registered with the SEC under the Advisers Act. The Sub-Adviser was formed in September 2021.

Management Fees.    Pursuant to an Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s average daily net assets. The Sub-Adviser is paid by the Adviser.

See “Management of the Fund — Investment Adviser” for additional information concerning fees paid to the Adviser and Sub-Adviser.

Fee Waiver/Expense Reimbursement.    The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least January 31, 2025 to waive its management fees and to pay or absorb the ordinary operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses, distribution and shareholder servicing fees, and extraordinary expenses), to the extent that its management fees plus the Fund’s expenses exceed 2.40% per annum of the Fund’s average daily net assets attributable to Class I Shares and Class A Shares (the “Expense Limitation”). The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund — Trustees and Officers.”

Administrator and Accounting Agent.    ALPS Fund Services, Inc. serves as the administrator and accounting agent for the Fund (the “Administrator”).

Transfer Agent.    SS&C GIDS, Inc. (the “Transfer Agent”) serves as transfer agent for the Fund.

Custodian.    UMB Bank, N.A. serves as the Fund’s custodian (the “Custodian”).

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. Following a quarterly repurchase offer, the Fund is required to maintain liquid securities, cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption amount. See “Quarterly Repurchases of Shares.”

Distributions

The Fund’s distribution policy is to make quarterly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions to a shareholder in excess of the earnings and profits would first be a tax-free return of capital to the extent of such shareholder’s adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain for such shareholder (assuming the shares are held as capital assets).

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy

Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

FUND EXPENSES
Shareholder Transaction Expenses	Class A Shares	Class I Shares
Maximum Sales Load (as a percent of offering price)	5.00%	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%
Distribution and Shareholder Servicing Fees	0.25%	0.00%
Other Expenses	10.17%	10.17%
Acquired Fund Fees and Expenses(1)(2)	0.00%	0.00%
Total Annual Expenses	11.92%	11.67%
Fee Waiver and Reimbursement(3)	(9.27)%	(9.27)%
Total Annual Expenses (after fee waiver and reimbursement)	2.65%	2. 40%

____________

1        Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including business development companies. These indirect costs may include performance fees paid to the acquired fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s Financial Highlights because the financial statements include only the direct operating expenses incurred by the Fund. Therefore, amounts may not agree with the Financial Highlights due to the inclusions in this table of Acquired Fund Fees and Expenses and certain other adjustments.

2        Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the acquired fund’s adviser or its affiliates. While the amount of such incentive allocation or other fees vary by acquired fund, performance fees, if charged, are commonly 20% of the acquired fund’s profits. Future acquired funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the acquired funds, which may fluctuate over time.

3        The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2025, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses, distribution and shareholder servicing fees, and extraordinary expenses), to the extent that its management fees plus the Fund’s expenses exceed 2.40% and 2.65% per annum of the Fund’s average daily net assets attributable to Class I Shares and Class A Shares, respectively. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three (3) years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. Class A shares are not currently available for purchase. More information about these and other discounts is available from your financial professional and in “Plan of Distribution — Purchasing Shares” starting on page 52 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 36 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example only reflects the application of the expense limitation agreement through its current term.

Share Class	1 Year	3 Years	5 Years	10 Years
Class A Shares*	$73	$290	$480	$856
Class I Shares	$24	$248	$445	$839

If a shareholder requests repurchase proceeds be paid by wire transfer, such shareholder will be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, currently $25. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single common share of beneficial interest. The total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. Financial information (with exception of period ended September 30, 2020) prior to the fiscal year ended September 30, 2023 has been audited by BBD, LLP, the Fund’s previous independent registered public accounting firm. Financial information for the fiscal year ended September 30, 2023 has been audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report for the year ended September 30, 2023. To request the Fund’s annual report or semi-annual report, please call (877) 774-7724.

For a Share Outstanding Throughout the Periods Presented.

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022		For the Year Ended September 30, 2021		For the Period Ended September 30, 2020*
NET ASSET VALUE, BEGINNING OF PERIOD	$6.59	$9.43		$10.25		$10.00
INCOME FROM OPERATIONS
Net investment income(a)	0.47	0.41		0.49		0.68
Net realized and unrealized gain/(loss) on investments	(0.37)	(2.25)		(0.81)		0.16
Total from investment operations	0.10	(1.84)		(0.32)		0.84
DISTRIBUTIONS
From net investment income	(0.46)	(0.44)		(0.50)		(0.59)
From net realized gain on investments	(0.02)	(0.56)		—		—
Total distributions	(0.48)	(1.00)		(0.50)		(0.59)
INCREASE/(DECREASE) IN NET ASSET VALUE	(0.38)	(2.84)		(0.82)		0.25
NET ASSET VALUE, END OF PERIOD	$6.21	$6.59		$9.43		$10.25
TOTAL RETURN(b)	1.54%	(21.00)%		(3.25	)%(c)	8.52%
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000’s)	$3,815	$4,696		$10,945		$10,542
RATIOS TO AVERAGE NET ASSETS
Expenses	11.67%	6.36%		5.66	%(d)(e)	7.99	%(d)
Expenses, after waiver	2.40%	1.99	%(f)	1.95	%(d)	1.95	%(d)
Net investment income, after waiver	7.29%	5.33%		4.95	%(d)	6.57	%(d)
PORTFOLIO TURNOVER RATE	95%	24%		132%		89%

____________

*        The Fund was organized with 10,000 shares of beneficial interest on August 29, 2019 for $100,000, which represents the seed investment made by the Principals of the Former Adviser. The Fund commenced operations on October 1, 2019.

(a)      Based on average shares outstanding for the period.

(b)      Total returns would have been lower had expenses not been waived by the investment advisor. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or repurchase of Fund shares.

(c)      0.62% of the Fund’s total return consists of voluntary reimbursement by the adviser for tax expsense. Excluding this item, total return would have been (3.87)%.

(d)      Ratio of brokerage fees to average net assets was less than 0.005%.

(e)      Includes tax expense. If this expense was excluded, the ratio of expenses to average net assets before fees wavied would have been 5.09%.

(f)      Effective September 1, 2022, the Advisor has contractually agreed to limit the operating expenses to 2.40%. Prior to September 1, 2022, the Advisor had contractually agreed to limit the annual operating expenses to 1.95%.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on May 9, 2019. The Fund’s principal office is located at 1615 South Congress Avenue, Suite 103, Delray Beach Florida 33445.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares are invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund pays its organizational and offering expenses incurred with respect to its continuous offering. Pending investment of net proceeds in accordance with the Fund’s investment objectives and policies, the Fund invests in money market or short-term, fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested proceeds in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objective is current income and long-term capital appreciation. This investment objective may be changed without a vote of the Fund’s shareholders.

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes), in alternative assets. The Fund defines alternative assets as securities and other financial instruments that are alternatives to traditional stocks and bonds, including (i) those issued by BDCs, limited partnerships, limited liability companies, MLPs, private companies, private funds, and REITs and other real estate related companies, and (ii) instruments commonly known as asset backed securities, bank debt, CDOs, CLOs, equipment trust certificates, private debt, royalties and structured products.

The Adviser’s Strategy

The Fund seeks to achieve its investment objective by investing primarily in alternative and esoteric assets, which include “longevity based assets.” Esoteric and longevity-based assets include financial instruments across a range of asset types, qualities, and sectors that produce returns contingent upon (i) the continued aging of the U.S. and global population, and (ii) individual life expectancies within the 70+ age cohort. Specifically, esoteric and longevity-based assets consist primarily of derivatives of life insurance and annuity policies known as life settlements and structured settlements; a broader definition includes equity and debt securities of life insurance companies; pharmaceutical and medical patent royalties; and real estate based assets including reverse mortgages and tax liens (lending products used by homeowners as they age), real estate lending secured by senior housing, assisted living facilities, hospitals and other geriatric specific healthcare facilities.

The Fund may gain exposure to esoteric and longevity-based assets by investing in structured products that provide returns based on the performance of underlying portfolios of (i) life settlements, (ii) structured settlements and (iii) pharmaceutical and drug company royalties; real estate; private debt; public securities; and limited partnerships. The creation of these structured products involves the pooling of multiple life settlements or structured settlements into a legal entity, which entity owns the portfolio of life settlements or settlement contracts and has been created and is sponsored by someone other than the Adviser. The Fund does not purchase individual life insurance policies, life settlements, or structured settlements.

The Fund invests in securities of issuers without restriction as to market capitalization, credit quality, structure or maturity. The majority of the Fund’s investments will be in investments that are not publicly traded or are traded in over-the-counter markets that have less liquidity than exchange-traded securities. Consequently, at any time, the majority of the Fund’s investments will be illiquid. In addition, the debt securities that the Fund invests in may be below-investment grade (commonly known as “junk”) or unrated by rating agencies. The Fund intends to concentrate its investments (i.e., under normal circumstances, invest 25% or more of its total assets) in the insurance industry. The Fund intends to only invest up to 20% of its assets in public securities.

The Fund may invest up to 25% of its total assets in its Cayman Islands based Subsidiary. The Subsidiary will invest primarily in financial instruments that are not easily defined as qualifying income producing securities for purposes of RIC qualification. When viewed on a consolidated basis, the Subsidiary is subject to the same principal investment strategies, risks and investment restrictions as the Fund, the Fund will consolidate the Subsidiary for purposes of financial statements, leverage and concentration. The Fund and the Subsidiary will test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis. The Subsidiary’s advisory contracts will be subject to the same regulatory review by the Board applicable to the Fund’s contracts. The Subsidiary also is subject to the Fund’s compliance program. The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund’s compliance program. The Fund’s Subsidiary, under management by the Adviser, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Fund. The custodian of the Subsidiary’s assets is UMB Bank, N.A.

The Sub-Adviser’s Strategy

The strategy of the Sub-Adviser is to complement the overall objectives of the Fund by (1) holding liquid securities that can be easily sold to meet the Fund’s quarterly repurchase offer requirement — see “Quarterly Repurchases of Shares;” (2) immediately deploying any new cash raised by the Fund, pending identification of, and investment in, esoteric and longevity based assets; and (3) assisting the Fund in meeting its diversification tests.

The Sub-Adviser will invest in a diversified portfolio of liquid securities that provide yield to the Fund, including without limitation corporate debt, structured products, municipal bonds, bank debt and preferred stock. In selecting investments for this portion of the portfolio, the Sub-Adviser will focus on investments that pay cash interest or a cash dividend. The Fund, with respect to the portion of the portfolio managed by the Sub-Adviser, may employ leverage, including borrowing from banks, in an amount of up to 33-⅓% of the Fund’s assets (defined as net assets plus borrowings).

Portfolio Composition

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Structured Products

Structured products are generally securities whose value is derived from, or based on, a reference asset, market measure or investment strategy. The Fund invests in debt or equity structured products whose value is derived from esoteric and longevity-based assets, including life settlements, structured settlements, and medical and pharma patent royalties. The creation of these structured products involves the pooling of multiple life settlement contracts or structured settlements into a legal entity that was created and sponsored by a party unaffiliated with the Fund, which entity owns the portfolio of life settlements or structured settlement contracts. The Fund may hold an equity ownership interest in the unaffiliated legal entity, or make a loan to the unaffiliated legal entity, but will not have both an equity and debt interest in a single entity.

Structured products are subject to interest rate, default and other risks generally associated with fixed-income securities and asset-backed securities. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the underlying assets. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses.

Structured products are typically privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in certain structured products or other asset-backed securities may be characterized by the Fund as illiquid securities. The activities of the issuers of certain structured products will be directed by a manager. In the Fund’s capacity as holder of interests in such a structured product, the Fund is generally not able to make decisions with respect to the management, disposition or other realization of any investment, or other decisions regarding the business and affairs, of the structured product. Consequently, the success of the securitizations in will depend, in part, on the financial and managerial expertise of the manager.

Life Settlement Investments

The Fund invests in structured products that are tied to a portfolio of life settlements. Life settlements are the transfers of the beneficial interest in a life insurance policy by the underlying insured person to a third party. The third party will generally purchase the beneficial interest in a life insurance policy for more than its cash surrender value but at a discount to its face value (i.e., the payment amount set forth in the life insurance policy that is payable on the death of the insured or upon maturity of the life insurance policy). After purchase, the third party will be responsible for premiums payable on the life insurance policy and will be entitled to receive the full face value from the insurance company upon maturation (i.e., upon the death of the insured). Accordingly, if the third party is unable to make premium payments on a purchased life insurance policy due to liquidity issues or for any other reason, the policy will lapse, and the third party will lose its ownership interest in the policy.

Although the Fund does not invest directly in individual life settlements, the Fund is indirectly exposed to certain risks involved in purchasing life settlements, including inaccurate estimations of life expectancy of the insured individuals, liquidity risk, credit risk of the insurance company, risks of any policies purchased being unenforceable and risks of adverse regulatory and legal changes. Such legal challenges may include the heirs of an insured challenging a particular life settlement.

The actual rate of return on an individual life settlement policy cannot be calculated before the insured dies and the longer the insured lives, the lower the rate of return on the related life settlement policy will be. The Fund does not expect to have access to private health information about individual insureds, however, current privacy laws may limit the information available to actuary services used by the Fund about insureds and may cause such actuaries to inaccurately estimate the value of particular policies, or a group of policies in the aggregate. The inability to predict with certainty the life expectancies of the pool of underlying insured persons tied to life settlement policies that make up any particular structured product that the Fund invests in, may cause unanticipated delays in the collection of policy payouts. Structured products tied to an underlying pool of life settlements are also generally considered illiquid because there is a limited secondary market for such products. Accordingly, the Fund may be limited in its ability to sell a structured product in its portfolio in a timely fashion and/or at a favorable price. In addition, if a life insurance company declares bankruptcy or otherwise is insolvent, there may not be sufficient funds for it to pay its liability, and while many states have an insurance guarantee fund to provide payments to beneficiaries of insurance companies that declare bankruptcy, the collection process can be prolonged and complicated, and collection may not be possible in all circumstances.

Individual life settlement policies may also be subject to contest by the issuing life insurance company. If the insurance company successfully contests a policy, the policy will be rescinded and declared void. For example, insurers may refuse to pay benefits on certain life insurance policies on the basis that there was no “insurable interest” on the part of the purchaser of a life insurance policy at the time such policy was issued. Recently the issue of a lack of insurable interest has been raised by insurers and beneficiaries of irrevocable life insurance trusts, in the context of so-called “stranger originated life insurance” policies. It is possible that courts may void certain life settlement policies for these or other reasons. The market for life settlement policies may also be subject to new government regulation that may impact the ability of third parties to obtain life settlement policies. Insurance companies may seek regulation or changes of law restricting or otherwise encumbering the transfer of life insurance policies in life settlement policy transactions. No assurance can be made that insurance companies will not be successful in limiting the supply of life insurance policies available for purchase in life settlement policy transactions.

Securitized Annuity Contracts/Structured Settlements

A structured settlement is either a payment agreement or an annuity designed to compensate a successful plaintiff in a lawsuit. Instead of receiving a lump sum payment, the plaintiff agrees to periodic payments over a fixed time. These periodic payments (amount and timing) are generally based on the life expectancy of the individual plaintiff. In a structured settlement, the defendant either signs an agreement to make such payments directly or purchases an annuity (usually from an insurance company) payable to the plaintiff. At any time after the settlement has been structured, the plaintiff can convert the structured settlement into a lump sum of cash by assigning their rights to receive the cash flows to a third party (usually a specialty finance company that focuses on this market). This third party usually purchases the payment streams outright at a discounted net present value, and once a sufficient number of structured settlements have been amassed, the sponsor may seek to transfer them into a special-purpose vehicle (“SPV”) for securitization.

In structuring a securitization, the specialty finance company or the sponsor will engage an underwriter to structure debt to be issued by the SPV. A rating agency will generally review a wide range of information to rate the debt offering, including the composition of the pool of assets and individual characteristics of each asset, an assessment of the default risk of each asset in the pool, a review of the servicer’s operating history, and analysis of the legal structure of the proposed securitization. Once the structure is assigned a rating, the SPV issues rated debt to investors and use the proceeds to purchase the structured settlements from the sponsor. The payment streams from the structured settlements are used to pay the SPV investors.

The transactions and legal process involved in the origination, transfer and servicing of structured settlements occur in the context of a highly regulated legal environment. Relevant laws and regulations are subject to constant change. Law and professional regulation (including ethics regulations) associated with acquiring or otherwise taking a financial position or commercial interest with respect to a lawsuit is particularly complex and uncertain. For example, certain jurisdictions prohibit or restrict purchasing claims from claimants in litigation, assigning certain kinds of claims, and/or participating in a lawyer’s contingent fee interests (including ethical rules against sharing fees with lawyers and non-lawyers). Further, disclosure of certain details regarding the actual underlying claims to the settlement agreements are not permitted by law or professional codes of conduct, and as such, parties involved in the origination, transfer and servicing of settlement agreements may not be aware of certain pertinent information when evaluating the agreement as an investment.

Federal and state tax legislation, bankruptcy considerations, Uniform Commercial Code provisions and case law involving contractual anti-assignment clauses, among other legal factors give rise to risks which could adversely affect an issuers ownership of the structured settlement or the Fund’s ability to collect the scheduled payments relating to the contract. In certain jurisdictions, a purchaser of settlement payments must be specifically registered as such with the state. Failure to properly register under relevant state laws may result in several consequences, including voiding of the assignment of settlement proceeds, tax liability and breach of contract actions. Settlement agreements may have anti-assignment clauses, which, in most cases have been enforced in the majority of jurisdictions that have considered the issue. Further, in the event that any party to the contract or other related party becomes insolvent or seeks protection under federal or state bankruptcy/insolvency laws, the payments to which the Fund is entitled could be delayed or reduced. Settlement agreements are also subject to credit risk, which is the risk that the adverse party in the claim (or its insurance company or claims payor) will become unable to meet its obligations to satisfy a particular judgement or settlement.

Pharmaceutical and Patent Royalties

A pharmaceutical or patent royalty is compensation paid to the owner of a patent for use of that patent. The Fund may invest in structured products that are tied to pharmaceutical and patent royalty streams, such as bankruptcy remote special purpose entities whose underlying assets are royalty license agreements and intellectual property rights related to a medical product or particular drug. Royalty securities may include bonds, loans and equity issued by the special purpose entity. Healthcare and pharmaceutical companies are highly regulated and frequently the subjects of litigation. Royalty streams from medical and drug patents are based on sales revenues, so a change in regulations, enforcement, or the litigation landscape could greatly impact revenue streams. Further, the U.S. Food and Drug Administration (“FDA”) continuously reviews drugs and their manufacturers and has the authority to mandate the removal of a drug from the market.

The Fund may gain exposure to medical and drug patent royalties through structured products that include direct royalties, as well as royalty-based debt and credit. In addition, the Fund may invest in securities of issuers whose main source of revenue is medical and drug patent royalties.

Structured products that derive income from medical and drug patent royalties are subject to various risks, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, loss of patent protection, and other factors related to the failure of development-stage products to reach the market. Future income derived from medical and drug patent royalties is based upon assumptions specific to an anticipated royalty stream, and a failure to accurately predict such streams may lead to a risk of loss or lower than expected returns.

In a typical structure in the pharmaceutical industry, a small pharmaceutical company that develops a compound may license the commercial opportunity to a large-cap pharmaceutical company in exchange for payments upon completion of certain milestones (for example, FDA approval) and a percentage of future product sales. Upon securing the right to receive royalties on product sales, the small pharmaceutical company finances a loan or bond secured by the royalty stream, which is typically non-recourse to either of the pharmaceutical companies.

In addition, a company, the sponsor, may create a wholly owned subsidiary, the issuer, that issues the royalty securities. The sponsor sells, assigns and contributes to the issuer rights under one or more license agreements, including the right to receive royalties and certain other payments from sales of pharmaceutical or other products. The sponsor also pledges the equity ownership interests in the issuer to the trustee under the indenture related to the notes. In return, the sponsor receives the proceeds of the securities from the issuer. The issuer of the securities grants a security interest in its assets to the trustee and is responsible for the debt service on the notes. An interest reserve account may be established to provide a source for payments should there be a cash flow shortfall for one or more periods. Many structures include a 100% cash flow sweep, which means that the principal is paid down by all cash flows received. Although the notes may have a legal maturity date of up to five to sixteen years from issuance, the expected weighted average maturity of the notes may be significantly shorter because of expected required principal repayments if funds are available.

If the issuer of the loan or bond defaults, any recourse will be limited to the issuer (which is formed for the limited purpose of purchasing and holding the license agreement or related intellectual property) and the collateral. The pharmaceutical or other company sponsoring the special purpose entity will generally not have the obligation to contribute additional equity to the issuer. If the sponsor of the issuer were to become a debtor in a bankruptcy case, a creditor, debtor in possession or trustee could request that the bankruptcy court substantively consolidate the issuer of the royalty security with the sponsor and/or recharacterize the transaction pursuant to which the royalty stream was transferred to the issuer and/or take other actions challenging the transaction. To the extent that these efforts are successful, these actions may adversely impact the investments held by the Fund.

Senior Loans

Companies use loans to finance internal growth, acquisitions, mergers, stock purchases, or for other corporate purposes. Senior loans (i.e., first lien loans) hold the most senior position in the capital structure of a corporation, partnership or other business entity (a “Borrower”). Senior loans are often secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and stockholders of the Borrower. The proceeds of senior loans primarily are used to refinance existing debt and for acquisitions, dividends, leveraged buyouts, and general corporate purposes. Such loans often provide for restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of lenders to receive timely payments of interest on and repayment of principal of the loans. Such covenants may include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. In addition, such loans often require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities.

Interest rates on senior loans may be fixed or may float periodically. On floating rate senior loans, the interest rates typically are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is a standard inter-bank offered rate, such as the Secured Overnight Financing Rate (“SOFR”), the prime rate offered by one or more major U.S. banks, or the certificate of deposit rate or other base lending rates used by commercial lenders. Floating rate senior loans may adjust over different time periods, including daily, monthly, quarterly, semi-annually or annually. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of floating rate senior loans or to adjust the overall interest rate exposure of the Fund.

When interest rates rise, the values of fixed-rate income instruments generally decline. When interest rates fall, the values of fixed-rate income instruments generally increase. The prices of floating rate senior loans tend to have less fluctuation in response to changes in interest rates, but will have some fluctuation, particularly when the next interest rate adjustment on such security is further away in time or adjustments are limited in amount over time. For floating rate senior loans, interest payable to the Fund from its investments in senior loans should increase as short-term interest rates increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in senior loans should decrease. Longer interest rate reset periods generally increase fluctuations in the Fund’s NAV as a result of changes in market interest rates.

Senior loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a senior loan would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. The collateral securing a senior loan may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower.

Senior loans may not be rated by a rating agency. The amount of public information available with respect to senior loans will generally be less extensive than that available for registered or exchange-listed securities. In evaluating the creditworthiness of Borrowers, the Adviser will consider, and may rely in part, on analyses performed by others. To the extent that they are rated by a rating agency, many of the senior loans in which the Fund will invest will have been assigned below investment grade ratings by independent rating agencies. In the event senior loans are not rated, they are likely to be the equivalent of below investment grade quality. The Adviser does not view ratings as the determinative factor in its investment decisions and relies more upon its credit analysis abilities than upon ratings.

Senior loans generally are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most senior loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), or registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No active trading market may exist for some senior loans, and some senior loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the Fund’s ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its senior loans at prices that approximate those at which the Fund could sell such loans if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of senior loans, the Fund’s yield may be lower.

The floating or variable rate feature of most senior loans is a significant difference from typical fixed-income investments that carry significant interest rate risk. To the extent the Fund invests in variable rate senior loans, the Fund can normally be expected to have less significant interest rate-related fluctuations in its NAV per share than investment companies investing primarily in fixed-income instruments (other than money market funds and some short-term bond funds). When interest rates decline, the value of a fixed-income portfolio can normally be expected to rise. Conversely, when interest rates rise, the value of a fixed-income portfolio can normally be expected to decline. Although the income available to the Fund will vary, the Adviser expects the Fund’s policy of acquiring interests in floating rate senior loans may reduce fluctuations in NAV of the Fund resulting from changes in market interest rates. However, because floating or variable rates on senior loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund’s NAV. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund’s NAV. A material decline in the Fund’s NAV may impair the Fund’s ability to maintain required levels of asset coverage. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in stock prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of senior loans and other debt obligations, impairing the Fund’s NAV.

The Fund may purchase and retain in its portfolio senior loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a senior loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a senior loan.

The Adviser may use an independent pricing service or prices provided by dealers to value loans and other credit securities at their market value. The Adviser will use the fair value method to value senior loans or other securities if market quotations for them are not readily available or are deemed unreliable. A security that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures.

Subordinated and Unsecured or Partially Secured Loans

Unsecured loans or subordinated loans are made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Unsecured loans generally have lower priority in right of payment compared to holders of secured debt of the Borrower. Unsecured loans are not secured by a security interest or lien to or on specified collateral securing the Borrower’s obligation under the loan. Unsecured loans by their terms may be or may become subordinate in right of payment to other obligations of the borrower, including senior loans and other secured loans. Unsecured loans may have fixed or adjustable floating rate interest payments.

Because unsecured loans are subordinate to the secured debt of the borrower, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their subordinated and unsecured status, such investments have many characteristics and risks similar to senior loans and other secured loans discussed above. In addition, unsecured loans of below investment grade quality share many of the risk characteristics of non-investment grade bonds. As in the case of secured loans, the Fund may purchase interests in unsecured loans through assignments or participations.

Unsecured loans are subject to the same risks associated with investment in senior loans and other secured loans and non-investment grade bonds. However, because unsecured loans rank lower in right of payment to any secured obligations of the borrower, they may be subject to additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to the secured obligations of the borrower. Unsecured loans are also expected to have greater price volatility than secured loans and may be less liquid.

Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.

Mezzanine Securities

The Fund may invest in certain lower grade securities known as “mezzanine securities,” which are subordinated debt securities that are generally issued in private placements in connection with an equity security (e.g., with attached warrants) or may be convertible into equity securities. Mezzanine securities may be issued with or without registration rights. Similar to other lower grade securities, maturities of mezzanine securities are typically seven to ten years, but the expected average life is significantly shorter at three to five years. Mezzanine securities are usually unsecured and subordinated to other obligations of the issuer.

Fixed-Income Instruments

The Fund may invest in fixed-income instruments, such as high-yield corporate debt securities, or bonds, or U.S. government debt securities. The issuer of a fixed-income instrument pays the investor a fixed- or variable-rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Holders of fixed-income bonds, as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors but would be subordinate to any existing secured lenders with higher priority in the issuer’s capital structure. Fixed-income instruments may be secured or unsecured. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond, especially a fixed-rate bond, will generally rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the marketplace. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate fixed-income instruments usually yield more than government or agency bonds due to the presence of credit risk.

Real Estate Investment Trusts

•        Public REITs.    REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

•        Distributions.    Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code, but may be considered to be “qualified REIT dividends” eligible for a 20% deduction for non-corporate taxpayers.

•        REIT Preferred Stock.    The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

•        REIT Convertible Securities.    Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

•        Warrants.    Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company and are ordinarily issued directly to existing common or preferred shareholders.

•        REIT Bonds.    REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Private Funds

Private funds are funds managed by institutional asset managers with expertise in managing portfolios of fixed-income and fixed-income related securities. Private funds are exempt from registration under the 1940 Act. Many private funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds.

The Fund’s typical investments in private funds will be made through the purchase of common stock or limited partnership or membership interests in such funds.

The Fund may invest up to 15% of its assets (defined as net assets plus borrowing for investment purposes) in private funds that are commonly known as hedge funds or private equity funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Private Real Estate Investment Funds

Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Interests in the Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased or sold on the secondary market and may also be purchased directly from the issuer of the security. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term. The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation; and target leverage levels.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces, together with the other information contained in the Prospectus. If any of these risks discussed in this Prospectus occurs, the Fund’s results of operations could be materially and adversely affected. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Closed-End Structure Risk

The Fund is a closed-end investment company. It is designed for long-term investors and not as a trading vehicle.

Investment Risk

An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to his, her or its investment objectives and personal situation and (ii) consider factors such as his, her or its personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the portfolio of loans and fixed-income instruments, short positions and other securities and derivative instruments owned by the Fund, and the value of these securities and instruments may fluctuate, sometimes rapidly and unpredictably, and such investment is subject to investment risk, including the possible loss of the entire principal amount invested. At any point in time, an investment in the Fund’s shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

Market Risk and Geopolitical Risk

The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Adviser’s control and could adversely affect the liquidity and value of the Fund’s investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate around 2007 as compared to prior periods. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of unemployment and constrained lending. Although certain financial markets have shown some recent signs of improvement, to the extent economic conditions experienced over the last five years continue, they may adversely impact the investments of the Fund. Low interest rates related to monetary stimulus and economic stagnation may also negatively impact expected returns on investments in such an environment. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances may vary significantly.

The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.

In addition, the Fund is subject to the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics), natural/environmental disasters and climate change and climate related events can all negatively impact the securities markets, which could cause the Fund to lose value. The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, have had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may negatively impact the performance of the Fund’s investments or decrease the liquidity of those investments. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

Structured Products Risk

The Fund may invest in structured products. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market, and others are privately offered and sold.

Life Settlement Risk

The Fund invests in structured products that are tied to a portfolio of life settlements. Life settlements are the transfers of the beneficial interest in a life insurance policy by the underlying insured person to a third party. The third party will generally purchase the beneficial interest in a life insurance policy for more than its cash surrender value but at a discount to its face value (i.e., the payment amount set forth in the life insurance policy that is payable on the death of the insured or upon maturity of the life insurance policy). After purchase, the third party will be responsible for premiums payable on the life insurance policy and will be entitled to receive the full face value from the insurance company upon maturation (i.e., upon the death of the insured). Accordingly, if the third party is unable to make premium payments on a purchased life insurance policy due to liquidity issues or for any other reason, the policy will lapse, and the third party will lose its ownership interest in the policy.

Although the Fund does not invest directly in individual life settlements, the Fund is indirectly exposed to certain risks involved in purchasing life settlements, including inaccurate estimations of life expectancy of the insured individuals, liquidity risk, credit risk of the insurance company, risks of any policies purchased being unenforceable and risks of adverse regulatory and legal changes. Such legal challenges may include the heirs of an insured challenging a particular life settlement.

The actual rate of return on an individual life settlement policy cannot be calculated before the insured dies and the longer the insured lives, the lower the rate of return on the related life settlement policy will be. The Fund will not have access to private health information about individual insureds, however, current privacy laws may limit the information available to actuary services used by the Fund about insureds and may cause such actuaries to inaccurately estimate the value of particular policies, or a group of policies in the aggregate. The inability predict with certainty the life expectancies of the pool of underlying insured persons tied to life settlement policies that make up any particular structured product that the Fund invests in, may cause unanticipated delays in the collection of policy payouts.

Structured products tied to an underlying pool of life settlements are also generally considered illiquid because there is a limited secondary market for such products. Accordingly, the Fund may be limited in its ability to sell a structured product in its portfolio in a timely fashion and/or at a favorable price. In addition, if a life insurance company declares bankruptcy or otherwise is insolvent, there may not be sufficient funds for it to pay its liability, and while many states have an insurance guarantee fund to provide payments to beneficiaries of insurance companies that declare bankruptcy, the collection process can be prolonged and complicated, and collection may not be possible in all circumstances.

Individual life settlement policies may also be subject to contest by the issuing life insurance company. If the insurance company successfully contests a policy, the policy will be rescinded and declared void. For example, insurers may refuse to pay benefits on certain life insurance policies on the basis that there was no “insurable interest” on the part of the purchaser of a life insurance policy at the time such policy was issued. Recently the issue of a lack of insurable interest has been raised by insurers and beneficiaries of irrevocable life insurance trusts, in the context of so-called “stranger originated life insurance” policies. It is possible that courts may void certain life settlement policies for these or other reasons. The market for life settlement policies may also be subject to new government regulation that may impact the ability of third parties to obtain life settlement policies. Insurance companies may seek regulation or changes of law restricting or otherwise encumbering the transfer of life insurance policies in life settlement policy transactions. No assurance can be made that insurance companies will not be successful in limiting the supply of life insurance policies available for purchase in life settlement policy transactions.

Securitized Annuities and Structured Settlement Risk

The Fund may invest in structured products that are tied to an underlying pool of structured settlements and annuities. The transactions and legal process involved in the origination, transfer and servicing of structured settlements occur in the context of a highly regulated legal environment. Relevant laws and regulations are subject to constant change. Law and professional regulation (including ethics regulations) associated with acquiring or otherwise taking a financial position or commercial interest with respect to a lawsuit is particularly complex and uncertain. For example, certain jurisdictions prohibit or restrict purchasing claims from claimants in litigation, assigning certain kinds of claims, and/or participating in a lawyer’s contingent fee interests (including ethical rules against sharing fees with lawyers and non-lawyers). Further, disclosure of certain details regarding the actual underlying claims to the settlement agreements are not permitted by law or professional codes of conduct, and as such, parties involved in the origination, transfer and servicing of settlement agreements may not be aware of certain pertinent information when evaluating the agreement as an investment.

Federal and state tax legislation, bankruptcy considerations, Uniform Commercial Code provisions and case law involving contractual anti-assignment clauses, among other legal factors give rise to risks which could adversely affect an issuers ownership of the structured settlement or the Fund’s ability to collect the scheduled payments relating to the contract. In certain jurisdictions, a purchaser of settlement payments must be specifically registered as such with the state. Failure to properly register under relevant state laws may result in several consequences, including voiding of the assignment of settlement proceeds, tax liability and breach of contract actions. Settlement agreements may have anti-assignment clauses, which, in most cases have been enforced in the majority of jurisdictions that have considered the issue. Further, in the event that any party to the contract or other related party becomes insolvent or seeks protection under federal or state bankruptcy/insolvency laws, the payments to which the Fund is entitled could be delayed or reduced. Settlement agreements are also subject to credit risk, which is the risk that the adverse party in the claim (or its insurance company or claims payor) will become unable to meet its obligations to satisfy a particular judgement or settlement.

Debt Securities Risk

When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Fixed-Income Instruments Risk

The Fund invests in loans and other types of fixed-income instruments and securities. Such investments may be secured, partially secured or unsecured and may be unrated, and whether or not rated, may have speculative characteristics. The market price of the Fund’s investments will change in response to changes in interest rates and other factors. Generally, when interest rates rise, the values of fixed-income instruments fall, and vice versa. In typical interest rate environments, the prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed-income instruments as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. The obligor of a fixed-income instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness and ability to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Risk Factors — Credit Risk.”

The Fund invests in loans and other similar forms of debt. Such forms of indebtedness are different from traditional debt securities in that debt securities are part of a large issue of securities to the public and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the corporate borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances, the Fund will benefit from any set-off between the lender and the borrower. Successful claims by third parties arising from these and other risks may be borne by the Fund.

The Fund may invest in debtor-in-possession financings. In such investments there is a risk that the underlying borrower may not successfully come out of Chapter 11 proceedings and may be forced to liquidate its assets in which case the Fund’s only recourse will be against the security provided by the borrower (which may not be sufficient to cover related losses).

Senior Loans Risk

Senior loans hold the most senior position in the capital structure of a Borrower. Senior loans in most circumstances are fully collateralized by assets of the Borrower. Thus, they are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as Borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting Borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Senior loans usually include restrictive covenants, which must be maintained by the Borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the Borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the Borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Senior loans typically will be secured by pledges of collateral from the Borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in senior loans that are secured only by stock of the Borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Senior loans generally are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most senior loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act, or registered under the Exchange Act. No active trading market may exist for some senior loans, and some senior loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the Fund’s ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its senior loans at prices that approximate those at which the Fund could sell such loans if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of senior loans, the Fund’s yield may be lower. See “Below Investment Grade Instruments Risk.”

If legislation or government regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default.

If legislation or government regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the senior loan may be adversely affected.

The Fund may acquire senior loans through assignments or participations. The Fund will typically acquire senior loans through assignment and may elevate a participation interest into an assignment as soon as practicably possible. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution offering the participation, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions.

In the atypical situation when the Fund must acquire a senior loan through a participation, the Fund faces credit risk and counterparty risk. To mitigate such risks, the Adviser has adopted best execution procedures and guidelines, under which the Adviser has established a best execution committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the best execution committee of the Adviser. The factors considered by the committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the Borrower or the quality of the senior loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the senior loan than the Fund expected when initially purchasing the participation.

Subordinated and Unsecured or Partially Secured Loans Risk

The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the Borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same Borrower.

Leverage Risk

The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. The use of leverage, such as borrowing money to purchase securities, will cause the Fund (or a private fund in which the Fund has invested) to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or private fund’s) underlying investments.

The Fund may add financial leverage to its portfolio representing up to approximately 33% of the Fund’s assets (including the assets subject to, and obtained with the proceeds of, the leveraging activity).

The 1940 Act generally limits the extent to which the Fund may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including reverse repurchase agreements, dollar rolls, swaps, futures and forward contracts, options and other derivative transactions, together with any other senior securities representing indebtedness, to 33⅓% of the Fund’s assets at the time utilized. In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s assets (less the Fund’s obligations under senior securities representing indebtedness). “Covered” reverse repurchase agreements, dollar rolls, swaps, futures and forward contracts, options and other derivative transactions will not be counted against the foregoing limits under the 1940 Act. Alternatively, the Fund may enter into an offsetting position or own positions covering its obligations with respect to the transaction; otherwise, this transaction will be considered “uncovered.” The Fund may not cover an applicable derivative transaction if it does not need to do so to comply with the foregoing 1940 Act requirements and, in the view of the Adviser, the assets that would have been used to cover could be better used for a different purpose. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. The potential loss on derivative instruments may be substantial relative to the initial investment therein. In addition, these segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.

Use of leverage creates an opportunity for increased income and return for shareholders but, at the same time, creates risks, including the likelihood of greater volatility in the NAV and market price of, and distributions on, the shares. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s shareholders. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed. The Fund may be subject to investment restrictions of one or more NRSROs and/or credit facility lenders as a result of its use of financial leverage. These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or portfolio requirements will significantly impede the Adviser in managing the Fund’s portfolio in accordance with its investment objectives and policies. Nonetheless, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund’s investment returns. In addition, the Fund expects that any notes it issues or credit facility it enters into would contain covenants that, among other things, will likely impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board of Trustees and shareholders to change fundamental investment policies.

The costs of a financial leverage program (including the costs of offering preferred shares and notes) will be borne entirely by the Fund and, in turn, the shareholders and consequently will result in a reduction of the NAV of the shares. To monitor this issue, the Board of Trustees intends to periodically review the Fund’s use of leverage, including its impact on Fund performance. See “Conflicts of Interest.”

The Fund may also offset derivative positions against one another or against other assets to manage the effective market exposure resulting from derivatives in its portfolio. In addition, to the extent that any offsetting positions do not behave in relation to one another as expected, the Fund may perform as if it were leveraged. The Fund’s use of leverage could create the opportunity for a higher return for shareholders but would also result in special risks for shareholders and can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the return on the shares will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on the shares will be less than if leverage had not been used. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for shareholders, including:

•        the likelihood of greater volatility of NAV and market price of the shares than a comparable portfolio without leverage;

•        the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any preferred shares that the Fund may pay will reduce the return to the shareholders or will result in fluctuations in the dividends paid on the shares;

•        the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the shares; and

•        when the Fund uses certain types of leverage, the investment advisory fee payable to the Adviser will be higher than if the Fund did not use leverage.

The Fund may continue to use leverage if the benefits to the Fund’s shareholders of maintaining the leveraged position are believed to outweigh the risks above.

Interest Rate Risk

The Fund is subject to financial market risks, including changes in interest rates. Because the Fund uses debt to finance investments, its net investment income depends, in part, upon the difference between the rate at which the Fund borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on its net investment income. In periods of rising interest rates when the Fund has debt outstanding, the cost of funds will increase, which could reduce net investment income.

In addition, interest rates have recently been at or near historic lows. In the event of a significant rising interest rate environment, the Fund’s issuers with adjustable-rate loans could see their payments increase and there may be a significant increase in the number of the Fund’s issuers that are unable or unwilling to pay interest and repay their loans. Investments in companies with adjustable-rate loans may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, the Fund’s investments with fixed rates may decline in value because the fixed coupon rate is below market yield.

The Fund may make investments in derivatives or engage in hedging activities, to the extent such activities are not prohibited by the 1940 Act, such as interest rate swaps and interest rate futures contracts, in order to adjust the Fund’s risk exposure to changes in interest rates. These activities may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Private Funds Risk

The Fund’s performance depends in part upon the performance of private fund managers and selected strategies, the adherence by such private fund managers to such selected strategies, the instruments used by such private fund managers and the Adviser’s ability to select private fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive fees and allocations, and expenses at the private fund level.

The private funds in which the Fund invests are subject to risks associated with legal and regulatory changes applicable to financial institutions generally and to private funds in particular. The Fund may not be able to invest in certain private funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a private fund that has been identified as an attractive opportunity. The Fund’s investments in certain private funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in private funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a private fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

The Fund will be required to make incremental contributions pursuant to capital calls issued from time to time by certain private funds. To fund such capital calls, the Fund may maintain a sizeable cash position, which may result in lower returns. If the Fund does not maintain a sufficient cash position to fund capital calls, it may face the potential inability to fund capital contributions. Any failure by the Fund to make timely capital contributions in respect of its commitments may (i) impair the ability of the Fund to pursue its investment program, (ii) force the Fund to borrow, (iii) indirectly cause the Fund to be subject to certain penalties from the private fund (including the forfeiture of a portion of the Fund’s capital contribution to such private fund), or (iv) otherwise impair the value of the Fund’s investments (including the devaluation of the Fund).

Private fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A private fund manager may invest the private fund’s assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in private funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A private fund manager may focus primarily on a particular industry, which would subject the private fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A private fund manager may focus on a particular country or geographic region, which may subject the private fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A private fund manager may use derivatives for speculative or hedging purposes. A private fund may incur leverage for investment or other purposes, which may increase the volatility of the private fund. A private fund manager may sell short securities held by the private fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that the private fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A private fund manager may change the private fund’s investment strategies at any time (subject to any required notification and/or consent provisions set forth in the private fund’s governing documents). A private fund manager may invest the private fund’s assets without limitation in restricted and illiquid securities. A private fund manager may invest the private fund’s assets in equity securities without limitation as to market capitalization. A private fund may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the private fund manager to determine the value of the Fund’s investment in the private fund. The valuation provided by the private fund manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Fund’s Valuation Committee will use reasonable due diligence to value securities and may also consider information provided by the private funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Valuation Committee’s ability to value accurately the Fund’s shares. Private funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, an investor in a private fund (including the Fund) is not entitled to the protections of the 1940 Act. For example, private funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, private funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, private fund managers may have limited operating histories upon which to evaluate their performance, and some private fund managers may not be registered under the Advisers Act. Further, private fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a private fund’s net profits (or more in certain limited circumstances), which may create incentives for private fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

Pharmaceutical and Patent Royalties Risk

A pharmaceutical or patent royalty is compensation paid to the owner of a patent for use of that patent. The Fund may invest in structured products that are tied to pharmaceutical and patent royalty streams, such as bankruptcy remote special purpose entities whose underlying assets are royalty license agreements and intellectual property rights related to a medical product or particular drug. Royalty securities may include bonds, loans and equity issued by the special purpose entity. Healthcare and pharmaceutical companies are highly regulated and frequently the subjects of litigation. Royalty streams from medical and drug patents are based on sales revenues, so a change in regulations, enforcement, or the litigation landscape could greatly impact revenue streams. Further, the U.S. Food and Drug Administration (“FDA”) continuously reviews drugs and their manufacturers, and has the authority to mandate the removal of a drug from the market.

The Fund may gain exposure to medical and drug patent royalties through structured products that include direct royalties, as well as royalty-based debt and credit. In addition, the Fund may invest in securities of issuers whose main source of revenue is medical and drug patent royalties.

Structured products that derive income from medical and drug patent royalties are subject to various risks, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, loss of patent protection, and other factors related to the failure of development-stage products to reach the market. Future income derived from medical and drug patent royalties is based upon assumptions specific to an anticipated royalty stream, and a failure to accurately predict such streams may lead to a risk of loss or lower than expected returns.

In a typical structure in the pharmaceutical industry, a small pharmaceutical company that develops a compound may license the commercial opportunity to a large-cap pharmaceutical company in exchange for payments upon completion of certain milestones (for example, FDA approval) and a percentage of future product sales. Upon securing the right to receive royalties on product sales, the small pharmaceutical company finances a loan or bond secured by the royalty stream, which is typically non-recourse to either of the pharmaceutical companies.

In addition, a company, the sponsor, may create a wholly owned subsidiary, the issuer, that issues the royalty securities. The sponsor sells, assigns and contributes to the issuer rights under one or more license agreements, including the right to receive royalties and certain other payments from sales of pharmaceutical or other products. The sponsor also pledges the equity ownership interests in the issuer to the trustee under the indenture related to the notes. In return, the sponsor receives the proceeds of the securities from the issuer. The issuer of the securities grants a security interest in its assets to the trustee and is responsible for the debt service on the notes. An interest reserve account may be established to provide a source for payments should there be a cash flow shortfall for one or more periods. Many structures include a 100% cash flow sweep, which means that the principal is paid down by all cash flows received. Although the notes may have a legal maturity date of up to five to sixteen years from issuance, the expected weighted average maturity of the notes may be significantly shorter because of expected required principal repayments if funds are available.

If the issuer of the loan or bond defaults, any recourse will be limited to the issuer (which is formed for the limited purpose of purchasing and holding the license agreement or related intellectual property) and the collateral. The pharmaceutical or other company sponsoring the special purpose entity will generally not have the obligation to contribute additional equity to the issuer. If the sponsor of the issuer were to become a debtor in a bankruptcy case, a creditor, debtor in possession or trustee could request that the bankruptcy court substantively consolidate the issuer of the royalty security with the sponsor and/or recharacterize the transaction pursuant to which the royalty stream was transferred to the issuer and/or take other actions challenging the transaction. To the extent that these efforts are successful, these actions may adversely impact the investments held by the Fund.

Mezzanine Securities Risk

Most of the Fund’s mezzanine securities and other investments (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

Below Investment Grade Instruments Risk

The Fund may invest in debt securities and instruments that are rated below investment grade by recognized rating agencies or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. Such securities and instruments are generally not exchange-traded and, as a result, trade in the over-the-counter (“OTC”) marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The Fund’s investments in below investment grade instruments expose it to a substantial degree of credit risk and interest rate risk. The market for high yield securities has recently experienced periods of significant volatility and reduced liquidity. The market values of certain of these lower-rated and unrated debt investments tend to reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. Major economic recessions such as those recently (and in some cases, currently) experienced globally may disrupt severely the market for such securities, and may have an adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and interest thereon, thereby increasing the incidence of default of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt securities.

Credit Risk

The Fund’s debt investments will be subject to the risk of non-payment of scheduled interest or principal by the Borrowers with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Although the Fund may invest in investments that the Adviser believes are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund. The Fund may also invest in high yield instruments and other unsecured investments, each of which involves a higher degree of risk than senior loans. The Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In this case, a portfolio company’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain.

Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or an economic downturn. As a result, companies that the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.

Inflation/Deflation Risk

Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the shares and distributions on the shares can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders.

Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Prepayment Risk

Prepayment risk occurs when a debt investment held by the Fund can be repaid in whole or in part prior to its maturity. The amount of prepayable obligations in which the Fund invests from time to time may be affected by general business conditions, market interest rates, borrowers’ financial conditions and competitive conditions among lenders. In a period of declining interest rates, borrowers may prepay investments more quickly than anticipated, reducing the yield to maturity and the average life of the relevant investment. Moreover, when the Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate on the security that was prepaid. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns and unscheduled prepayments will also accelerate the recognition of income which may be taxable as ordinary income to shareholders. In a period of rising interest rates, prepayments of investments may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change an investment that was considered short- or intermediate-term at the time of purchase into a longer-term investment. Since the value of longer-term investments generally fluctuates more widely in response to changes in interest rates than shorter-term investments, maturity extension risk could increase the volatility of the Fund. When interest rates decline, the value of an investment with prepayment features may not increase as much as that of other fixed-income instruments, and, as noted above, changes in market rates of interest may accelerate or delay prepayments and thus affect maturities.

Lender Liability Risk

A number of U.S. judicial decisions have upheld judgments obtained by Borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a Borrower to the detriment of other creditors of such Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

Because affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

U.S. Government Debt Securities Risk

U.S. government debt securities generally do not involve the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. government securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities.

Liquidity Risk

The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The Fund may invest without limit in securities that, at the time of investment, are illiquid. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The Adviser’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. In either case, the Fund would bear market risks during that period.

Some loans and fixed-income instruments are not readily marketable and may be subject to restrictions on resale. Loans and fixed-income instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and fixed-income instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and fixed-income instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, events occurring subsequent to an investment by the Fund, including, for example, withdrawals, changes in market, political or other relevant circumstances, may cause some loans and fixed-income instruments that were liquid at the time of acquisition to become illiquid or otherwise cause the Fund’s concentration in illiquid investments to increase.

Issuer Risk

The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Management Risk

The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of a private fund may also prove incorrect and may not produce the desired results.

Dependence on Key Personnel Risk

The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, the information and deal flow they and others generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by the Adviser’s professionals. The loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser’s ability to manage the Fund.

The Adviser’s principals and other key personnel possess substantial experience and expertise and have strong business relationships with members of the business community. Specifically, the Adviser’s key personnel have extensive experience and business relationships in the insurance industry. The loss of these personnel could jeopardize the Adviser’s relationships with members of the business community and could result in fewer investment opportunities for the Fund. For example, if any of the Adviser’s principals were to join or form a competing firm, the Fund’s results and financial condition could suffer.

Conflicts of Interest Risk

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to individual accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s or its affiliates’ clients, the private funds in which the Fund invests and the asset managers to such private funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund. See “Conflicts of Interest.”

Distribution Policy Risk

The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price.

Repurchase Policy Risks

Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchases of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Co-Investment Transactions

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliates’ other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

Legal and Regulatory Risks

Legal, tax and regulatory changes could occur that may adversely affect the Fund and its investment results, and/or some or all of the shareholders. Recent economic events have given rise to a political climate that may result in the Adviser and the Fund becoming subject to increased regulatory scrutiny and/or entirely new legal, tax or regulatory regimes both within the United States and in other countries in which the Fund may directly or indirectly invest. The Fund may be adversely affected as a result of new or revised legislation, or regulations imposed by the SEC, CFTC, IRS, Federal Reserve, other U.S. or non-U.S. tax or governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

The Fund and/or some or all of the shareholders also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is not possible to determine the extent of the impact of any new or revised laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive, and may have a material adverse effect on the Fund and/or some or all of the shareholders.

The regulation of alternative investment management companies and investment funds (including private equity funds and hedge funds) is evolving, and changes in the regulation of alternative investment management companies and investment funds may adversely affect the ability of the Fund to pursue its investment objective. In addition, from time to time the market for private equity transactions has been adversely affected by regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law and the consequences attendant therewith. Compliance with any new laws or regulations could be more difficult and expensive than compliance with existing regimes and may affect the manner in which the Fund conducts business. New laws or regulations may also subject the Fund or some or all of its shareholders to increased taxes or other costs. In addition, the market for private equity transactions has been adversely affected by a decrease in the availability of financing for transactions.

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect. Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations where the Fund and/or the shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations. Each prospective investor should also be aware that other developments in the tax laws of the United States or other jurisdictions where the Fund invests could have a material effect on the tax consequences to the shareholders, the Fund and/or the Fund’s direct and indirect subsidiaries discussed in this prospectus and that shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) or may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in law, each shareholder is urged to consult its own tax advisors.

Valuation Risk

Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for loans or fixed-income instruments to trade. Loans and fixed-income instruments generally trade on an OTC market, which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a loan or fixed-income instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.

Portfolio Turnover Risk

The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 100% under normal circumstances. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income. A high portfolio turnover may increase the Fund’s current and accumulated earnings and profits, resulting in a greater portion of the Fund’s distributions being treated as a dividend to the Fund’s shareholders. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

Wholly-Owned Subsidiary Risk

The Fund may invest up to 25% of its assets in the Subsidiary. The Fund, by investing in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, the Fund wholly owns and controls its Subsidiary, and the Fund and its Subsidiary are both managed by the Adviser, making it unlikely that a subsidiary will take action contrary to the interests of a Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including investment in the Subsidiary, and the Fund’s role as the sole shareholder of its subsidiary. Also, the Adviser, in managing the Subsidiary’s portfolio, will be subject to the same investment strategies, risks, investment restrictions and operational guidelines that apply to the Fund. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and its Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that a subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

Availability of Investment Opportunities; Competition

The activity of identifying, completing and realizing the types of investment opportunities targeted by the Adviser for the Fund is competitive and involves a significant degree of uncertainty. The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with similar investment objectives may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such supply-side competition may adversely affect the terms upon which investments can be made by the Fund. Moreover, transaction sponsors unaffiliated with the Fund or the Adviser may be reluctant to present investment opportunities to the Fund because of its affiliation with the Adviser. There can be no assurance that the Adviser will be able to locate and complete investments which satisfy the Fund’s primary investment objectives or to realize upon their values.

Material Risks of Principal Methods of Analysis

The Adviser seeks to conduct reasonable and appropriate due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence and making an assessment regarding an investment for the Fund, the Adviser relies on available resources, including information provided by the target of the investment and, in some circumstances, third-party investigations. As a result, the due diligence process may at times be subjective with respect to recently organized companies for which only limited information is available. Accordingly, the Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful. There can be no assurance that the projected results of an investment opportunity will be achieved for the Fund, and actual results may vary significantly from the projections. General economic, natural, and other conditions, which are not predictable, can have an adverse impact on the reliability of such projections. Assumptions or projections about asset lives; the stability, growth, or predictability of costs; demand; or revenues generated by an investment or other factors associated therewith may, due to various risks and uncertainties including those described herein, differ materially from actual results.

Market Developments

Although the market is not currently experiencing the same levels of disruption as during 2008 to 2009, extreme volatility or market disruption may recur in the future. Instability in the credit markets may make it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.

For example, certain Borrowers may, due to macroeconomic conditions, be unable to repay secured loans. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the secured loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the Borrower’s ability to meet its obligations under its debt securities. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. In addition, if one of the Borrowers were to commence bankruptcy proceedings, even though the Fund may have structured its interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize the Fund’s debt holding and subordinate all or a portion of its claim to that of other creditors. Adverse economic conditions also may decrease the value of collateral securing some of the Fund’s loans and the value of its equity investments. A recession, such as the current recession, could lead to financial losses in the Fund’s portfolio and a decrease in revenues, net income and the value of the Fund’s assets.

These developments may increase the volatility of the value of securities owned by the Fund. These developments also may make it more difficult for the Fund to accurately value its securities or to sell its securities on a timely basis. These developments could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the holders of shares. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, leading to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV.

Government Intervention in the Financial Markets

The recent instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable. Borrowers under secured loans held by the Fund may seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

Anti-Takeover Provisions

The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could deprive the holders of shares of opportunities to sell their shares at NAV.

Complex Transactions/Contingent Liabilities/Guarantees and Indemnities

The Adviser may pursue complex investment opportunities for the Fund, which may involve substantial business, regulatory or legal complexity. Such complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute; it can be more difficult to manage or realize value from the assets acquired in such transactions; and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Additionally, in connection with certain transactions, the Fund may be required to make representations about the business and financial affairs of a portfolio company, provide guarantees in respect of payments by portfolio companies and other third parties and provide indemnities against losses caused by portfolio companies and other third parties. The Fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by the Fund, even after the disposition of an investment and ultimately in material losses.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Risks Relating to the Fund’s RIC Status

To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, net income derived from an interest in a qualified publicly traded partnership or other income derived with respect to its business of investing in stock or other securities and currencies. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (generally its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. If the Fund fails to qualify as a RIC for any reason and becomes subject to corporate tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board consists of four individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s Distributor (“Independent Trustees”). The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliates during the past five years, as well as a description of the Board’s committee and leadership structure, are set forth under “Management” in the SAI.

Investment Adviser

Alpha Growth Management, LLC, located at 1615 South Congress Avenue, Suite 103, Delray Beach Florida 33445, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser was formed in November 2021 and is a wholly owned subsidiary of Alpha Growth PLC. As of December 31, 2023, Alpha Growth and its affiliates had assets under management of approximately $700 million. Alpha Growth Plc was established in 2015 by insurance and asset management professionals to provide specialist advisory and asset management services in the multi-billion dollar alternative and longevity asset management and investment business and is listed on the London Stock Exchange (LSE: ALGW and OTCQB: ALPGF).

Under the general supervision of the Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund and its Subsidiary, furnishes continuously an investment program with respect to the Fund and its Subsidiary, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment, and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser compensates all Adviser personnel who provide services to the Fund.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement is included in the Fund’s annual report to shareholders for the period ended September 30, 2022.

Pursuant to the Advisory Agreement, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee from the Fund equal to 1.50% of the Fund’s average daily net assets.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2025 to waive its management fees and to pay or absorb the ordinary operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses, distribution and shareholder servicing fees, and extraordinary expenses), to the extent that its management fees plus the Fund’s expenses exceed 2.40% per annum of the Fund’s average daily net assets attributable to Class I Shares and Class A Shares. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days’ written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation, and the repayment is approved by the Board of Trustees. See “Management of the Fund — Trustees and Officers.”

Investment Adviser Portfolio Managers

Gobind Sahney. Mr. Sahney has served as portfolio manager of the Fund since September 2022. Mr. Sahney is a principal of the Adviser and Chairman and CEO of Alpha Growth PLC and Director of Alpha Longevity Management Limited, an investment management company regulated and licensed by the Financial Services Commission of the British Virgin Islands. He has performed at senior executive level within multiple organizations that specialize in distressed debt and discounted assets totaling in excess of $750m across North America, Europe and the UK. Prior to founding Alpha Growth PLC in 2015 Mr. Sahney was the Chairman of Stratmin Global Resources plc from 2011 to 2014. His involvement began with its investment and turnaround which consisted of £2 million in distressed assets. As Chairman, he organized and executed a turnaround through the liquidation of those assets and the identification and reverse takeover of a mining company and the associated multi-million pound fundraise. As principal of GO Services LLC, a multi-national distress debt asset manager, from 1998 to 2015, he has spoken as a subject matter expert on distressed debt and discounted asset investing at ACA International conferences in the US, and at Credit Services Association conferences in the UK. Mr. Sahney is a graduate of Babson College, Wellesley, Massachusetts, and holds a Bachelors degree in accounting and finance. He also served on the board of trustees of Babson College from 2001 to 2010.

Jason Sutherland. Mr. Sutherland has served as portfolio manager of the Fund since September 2022 and is the founder and Senior Partner of Citadel Legal Services LLC, and represents clients across North America, Europe and Asia, predominantly within the insurance backed assets industry. Additionally, since 2013, Mr. Sutherland has served as the Senior Vice President of Capital Markets and Senior Counsel for DRB Financial Solutions which is majority owned by the Blackstone Tactical Opportunities Group. Since joining DRB in 2015, Mr. Sutherland has negotiated and structured multiple warehousing facilities of up to $600m. He also launched the first ever AAA rated placements of mortality backed linked annuity receivables totaling $151m. Mr. Sutherland recently ran $3bn of policies under the Lamington Road Fund in Dublin, Ireland which was acquired by Emergent Capital, ran Citadel’s London office at the same time, and was Managing Director of DLP funding group out of London under Peach Holdings LLC, with $1.5bn under management. Prior to that Mr. Sutherland spent 12 years with the Peach Holdings Group, most recently as Managing Director of Legal and operations for Peachtree Asset Management based in London and Luxembourg, a Global leader in uncorrelated investments for institutional clients, where he obtained FCA approval, guiding the fundraising efforts, and coordinating with regulatory bodies in UK, US, Cayman Islands, Luxembourg and Ireland. Mr. Sutherland received his Juris Doctorate in Boston in 1999 and was subsequently admitted to the State Bar of Georgia. Mr. Sutherland is also a member of the New York Bar, United States Supreme Court, Georgia Supreme Court among others, and maintains an FCA CF1, CF3, CF10 and CF11.

The SAI provides additional information about each Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Investment Sub-Adviser

The Adviser has engaged Haven Asset Management (Interval Funds) LLC, located at 537 Steamboat Road, Suite 302, Greenwich, Connecticut 06830, to act as investment sub-adviser to the Fund pursuant to an investment sub-advisor agreement between the Adviser and Sub-Adviser. The Adviser has delegated investment discretion for a portion of the Fund’s portfolio to the Sub-Adviser, which includes uninvested cash that the Sub-Adviser manages by investing in highly liquid high yield assets. For its management of a portion of the portfolio, the Sub-Adviser received fees paid by the Adviser. The Fund does not pay any sub-advisory fees. The Sub-Adviser is registered with the SEC under the Advisers Act. The Sub-Adviser was formed in September 2021. The Sub-Adviser is owned by Max Holmes, who is also its portfolio manager.

A discussion regarding the basis for the Board of Trustees’ approval of the Sub-Advisory Agreement was included in the Fund’s first annual report to shareholders for the period ended September 30, 2022.

Sub-Adviser Portfolio Manager

Max Holmes. Mr. Holmes, the Chief Investment Officer of the Sub-Advisor, has a long record of investment experience, particularly in the fixed income markets, and has been previously associated with three registered investment advisors: (1) Jan 2002 to May 2005, Managing Director and portfolio manager at D. E. Shaw & Co., L.P., one of the largest hedge fund managers in the world, currently with $37.6 billion of AUM; (2) May 2005 to May 2012, Founder and Chief Investment Officer of Plainfield Asset Management LLC, with peak $5.4 billion of peak AUM (de-registered in good standing); and (3) March 2019 to May 2020, Chief Investment Officer of Haven Asset Management (Insurance) LLC (de-registered in good standing when the affiliated insurance company client was to be sold). Since January 2015, Mr. Holmes has been a Senior Advisor to American Industrial Partners, a private equity fund manager and registered investment advisor, currently with $8.0 billion of AUM. Mr. Holmes also previously held senior positions with RBC Capital Markets, Gleacher NatWest Inc. and Salomon Brothers Inc (in New York) and Drexel Burnham Lambert (in Beverly Hills, California). Mr. Holmes started his career as a practicing attorney with Vinson & Elkins (in Houston Texas). Mr. Holmes received a J.D. from Columbia Law School in 1984, an M.B.A. from Columbia Business School in 1984, and a B.A. from Harvard College in 1981. Since 1993, Max Holmes has taught “Bankruptcy and Reorganization” at Stern Graduate School of Business at New York University, where he remains an Adjunct Professor of Finance.

The SAI provides additional information about each Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator

ALPS Fund Services, Inc., which has its principal office at 1290 Broadway, Suite 1000, Denver, Colorado 80203, provides various administrative and accounting services to the Fund pursuant to the Services Agreement (the “Administration Agreement”) with the Trust and subject to the supervision of the Board. The Administrator is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

Transfer Agent

SS&C GIDS, Inc., located at 1055 Broadway Street, Kansas City, Missouri 64105, and an affiliate of the Administrator, serves as the transfer agent and registrar for the Fund.

Custodian

UMB Bank, N.A., with principal offices at 1010 Grand Boulevard, Kansas City, MO 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of January 3, 2024, Brown Brothers Harriman & Co. owned 83.84% of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV and offering price (NAV plus any applicable sales charges) of shares is determined as of the close of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) on daily on the days that the NYSE is open for business and at such other times as determined by the Board. NAV per share is computed by determining the aggregate market value of all assets of the Fund less its liabilities divided by the total number of the Fund’s shares outstanding ((asset-liabilities)/number of shares=NAV per share) attributable to the Fund. The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account the expenses and fees of the Fund, including investment advisory, administration, shareholder servicing, and any distribution fees, which are accrued daily. The determination of NAV of the Fund for a particular day is applicable to all applications for the purchase of shares received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on a day the Fund calculates its NAV.

Generally, securities are valued each day at the last quoted sales price on each security’s principal exchange. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. Securities that are not traded or dealt in any securities exchange (whether domestic or foreign) and for which over-the-counter market quotations are readily available generally shall be valued at the last sale price or, in the absence of a recent sale, at the mean between the current bid and ask price on such over-the-counter market.

Debt securities and other instruments not traded on an exchange may be valued based on prices supplied by a pricing agent(s), based on broker or dealer supplied valuations, based on model pricing, or based on matrix pricing, which is a method of valuing securities or other assets by reference to the value of other securities or other assets with similar characteristics, such as rating, interest rate and maturity. If market quotations are not readily available, securities or other assets will be valued at their fair market value as determined using the “fair value” procedures approved by the Board. In these cases, the Fund’s NAV will reflect certain portfolio investment’s fair value rather than their market price. Fair value pricing involves subjective judgments, and it is possible that the fair value determined for an investment may be materially different than the value that could be realized upon the sale of that investment. The fair value prices can differ from market prices when they become available or when a price becomes available.

The Adviser will prepare, and the Board will oversee, the valuation of the Fund’s assets in accordance with the valuation procedures approved by the Board (the “Valuation Procedures”). In the case of securities or other instruments for which market quotations are not readily available, the Adviser will oversee such valuations, which shall be reported to the Board on a quarterly basis.

The Fund may use independent pricing services to assist in calculating the value of certain of the Fund’s investments. The Adviser has engaged one or more independent third-party valuation specialists to assist in valuing such securities in certain circumstances where a market price is not readily available.

The prices provided by a pricing service or independent dealers or the fair value determinations made by the valuation committee of the Board of Trustees may be different from the prices used by other funds or from the prices at which securities are actually bought and sold. The prices of certain securities provided by pricing services may be subject to frequent and significant change, and will vary depending on the information that is available. Pricing services that value fixed-income securities generally utilize a range of market-based and security specific inputs and assumptions, as well as considerations about general market conditions, to establish a price. Investments may transact in a negotiated manner via appointment, auction, offer or bid wanted in competition. Transaction price and valuation may vary positively or negatively by position size, asset type, investment holding period constraints and modeled cash flow assumptions. The Fund’s ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third-party service providers. Pricing services generally value debt securities assuming orderly transactions of an institutional size, but such securities may be held or transactions may be conducted in such securities in smaller sizes. Investment size can influence price in negotiated markets and result in the same security having a wide range of prices. Standalone smaller investment positions often trade at lower prices than larger institutional positions.

All of these factors may be subject to adjustments based upon the particular circumstances of an investment or the Fund’s actual investment position.

Because the Fund may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the value of the Fund’s portfolio may change on days when you may not be able to buy Fund shares or have them repurchased. In computing the NAV of the Fund, the Adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio occur before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund’s fair value pricing guidelines. Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short-term traders.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies that are registered under the 1940 Act, the Fund’s NAV is calculated based upon the net asset values of the registered open-end management investment companies in which each Fund invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of service providers, including loan servicer, custodian, and brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). Some of these service providers may be affiliated with the Adviser. The Adviser has adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser distributes investment opportunities among client accounts in a fair and equitable manner (e.g., on a pro rata or rotational basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf. Opportunities are generally allocated on the basis of capital available for such investments and other relevant factors particular to the accounts, including, but not limited to, investment restrictions, tax and U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), considerations and other regulatory considerations, risk parameters, existence of a pre-existing position, desire to avoid creation of odd lot positions, de minimis allocations, and other factors including the appropriate overall composition of each portfolio.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliates’ other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC. For additional information about conflicts of interest relevant to the Fund, see “Conflicts of Interest” in the SAI.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not assume that any repurchase offers will be made in amounts in excess of 5% of Fund shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification contains important information regarding dates and the procedures applicable to shareholders who wish to participate in a quarterly repurchase offer.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call (877) 774-7724 to learn the NAV. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company (“RIC”) under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money or use proceeds from the issuance of shares of preferred stock to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise decrease less than proportionally (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to transfer shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

For additional information about the Fund’s quarterly repurchase offers, see “Quarterly Repurchase Offers” in the SAI.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. For example, if any portion of the distribution amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and, unless specified in any such written disclosure should not assume that the source of any distribution from the Fund is net profit.

A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, shareholders subject to IRS reporting will be notified of the source of the Fund’s distributions on a Form 1099. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Alpha Alternative Assets Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Alpha Alternative Assets Fund, c/o SS&C GIDS, Inc., P.O. Box 219597, Kansas City, Missouri 64121-9597. Certain transactions can be performed by calling the toll free number (877) 774-7724.

U.S. FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this Prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. The following does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should generally not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula generally requires payment to shareholders during a calendar year of distributions representing an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year (taking into account certain deferrals and elections) (ii) at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses, adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund generally expects to time its distributions so as to avoid liability for this tax.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied, and to the extent that additional distributions are required, could generate additional taxable income for those shareholders receiving such additional distributions, either as ordinary income or long-term capital gain, as described above. Furthermore, if the Fund is unable to liquidate portfolio securities in a manner that would enable the Fund to meet the income and asset diversification tests, the Fund could fail to qualify as a RIC, with the adverse consequences as set forth above.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss. A sale of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the same of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

If Fund shares are repurchased by the Fund, the shareholder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in the shares. Such gain or loss is treated as capital gain or loss if the shares were held as capital assets. Such gain or loss will generally be long-term capital gain or loss if the shareholder held the shares for more than one year, and would be short-term capital gain or loss if the shareholder did not hold the shares for more than one year. However, any loss realized upon the repurchase of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as capital gain dividends during such six-month period. All or part of any loss realized upon a repurchase of shares may be disallowed to the extent such shareholder purchases shares within 30 days before or after such repurchase. Under certain circumstances, if fewer than all of a shareholder’s shares are repurchased, or a shareholder does not tender shares in a repurchase offer, the repurchase may be treated for U.S. federal income tax purposes as a dividend, rather than a sale of the repurchased shares. Prospective shareholders should consult with their own tax advisers regarding the taxation of share repurchases.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on May 9, 2019. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest (subject to the receipt of exemptive relief from the SEC, as described below). The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders. The summary of the terms of the Declaration of Trust herein and elsewhere in the Prospectus and SAI is qualified entirely by the terms and conditions of the Declaration of Trust, which is incorporated by reference herein, is on file with the SEC and should be read carefully and retained for future reference.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers one class of shares of beneficial interest, but is authorized under the Declaration of Trust to issue multiple classes of shares. The Fund may file an application with the SEC to receive exemptive relief to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund.

Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares.

All shares of the Fund have the same rights and are identical in all material respects. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid and non-assessable when issued and have no pre-emptive, conversion or exchange rights.

Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

As described in more detail in the Declaration of Trust, no shareholder may bring a derivative action unless the following conditions are met: (i) prior to the commencement of an action, the shareholder has made a written demand to the Trustees requesting that the Trustees file cause the Fund to file the action itself; (ii) the complaining shareholders are shareholders of the Fund or affected class at the time the written demand is made; and (iii) the complaining shareholders collectively own at least 10% of the outstanding shares of the Fund or affected class. After the Trustees receive a written demand duly submitted, the Trustees will review such demand and determine whether the demand should be rejected or if a suit should be maintained. The provisions contained in the Declaration of Trust related to derivative actions do not apply to claims arising under the federal securities laws.

Unless the Fund consents in writing to the selection of an alternative forum, any claims, suits, actions or proceedings arising out of or relating in any way to the Fund or its business and affairs, as described in more detail in the Fund’s Declaration of Trust, shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. As such, shareholders may have to bring suit in an inconvenient and less favorable forum. Further, each Trustee, officer and shareholder waives any and all right to trial by jury in any such claim, suit, action or proceeding. This exclusive jurisdiction provision does not apply to claims arising under the federal securities laws.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust, which will be filed with the SEC by amendment, for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc. (the “Distributor”) serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Distributor is an affiliate of the Fund’s Administrator.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). These Financial Intermediaries may be authorized to designate other intermediaries to receive orders on the Fund’s behalf. The Fund is deemed to have received an order when the Financial Intermediary, or if applicable, an intermediary’s authorized designee, receives the order in good order. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business on the days the Fund calculates NAV, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Alpha Alternative Assets Fund to:

Regular Mail:

Alpha Alternative Assets Fund
c/o SS&C GIDS, Inc.
P.O. Box 219597
Kansas City, MO 64121-9597

Overnight Mail:

Alpha Alternative Assets Fund
c/o SS&C GIDS, Inc.
430 W. 7th St. Suite 219597
Kansas City, MO 64105-1407

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at (877) 774-7724 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

Before sending a wire, investors must contact the Transfer Agent at (877) 774-7724 to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Program — Subsequent Investments

You may participate in the Fund’s automatic investment program, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments on specified days of each month into your established Fund account. Please contact the Fund at (877) 774-7724 for more information about the Fund’s automatic investment program.

By Telephone

Investors may purchase additional shares of the Fund by calling (877) 774-7724. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Fund, or its designee, will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Transfer Agent at (877) 774-7724 for additional assistance when completing an application.

If the Fund, or its designee does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Share Class Considerations

When selecting a share class, you should consider the following:

•        which share classes are available to you;

•        the amount you intend to invest;

•        how long you expect to own the shares; and

•        total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Class A shares are not currently available for purchase. Class A shares are sold at the prevailing net asset value per Class A share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class A shares:

•        a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts;

•        a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A shares; and

•        Investors in Class A shares may pay a sales load based on the amount of their investment up to 5.75%, as set forth in the table below. A reallowance will be made by the Distributor from the sales load paid by each investor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive sales loads. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Purchased	Broker Commission/ Dealer Reallowance	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	5.75%	6.10%
$100,000 – $249,999	4.00%	4.75%	4.99%
$250,000 – $499,999	3.00%	3.75%	3.90%
$500,000 – $999,999	2.00%	2.50%	2.56%
$1,000,000 and above	0.00%*	0.00%	0.00%

____________

*        Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class A shares.

You may be able to buy Class A shares without a sales charge (i.e. “load-waived”) when you are:

•        reinvesting dividends or distributions;

•        participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;

•        exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund;

•        a current or former director or Trustee of the Fund;

•        an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings, and any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Advisor or its affiliates or of a broker-dealer authorized to sell shares of the Fund; or

•        a client of the Advisor; or

•        purchasing shares through a financial services firm (such as a broker-dealer, investment advisor or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases of Class A shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purpose of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•        an individual;

•        an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•        a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

For example, the following illustrates the operation of the right of accumulation:

If a shareholder owned Class A shares of the Fund through an investment of $99,999 (including sales charge), and wished to purchase additional Class A shares of the Fund through an investment of $50,000 (including sales charge), the sales charge applicable on the $50,000 purchase would be at the 4.75% rate, rather than the 5.75% rate that would otherwise apply to a $50,000 purchase. The discount will be applied to the current purchase (i.e., the $50,000 purchase), not to any previous transaction.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for the purpose of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund as if you were making them all at once for the purpose of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class A shares the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

LEGAL MATTERS

Certain legal matters regarding the validity of the shares offered hereby have been passed upon by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, LTD is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements. Cohen & Company, LTD is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

Reports to Shareholders

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call (877) 774-7724 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

Liability of Shareholders

Shareholders in the Fund will be shareholders of a Delaware statutory trust as provided under Delaware law. Under Delaware law and the Agreement and Declaration of Trust, an Investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being a shareholder, except that the Investor may be obligated to repay any funds wrongfully distributed to the shareholder.

Duty of Care of the Board and the Adviser

The Agreement and Declaration of Trust provides that none of the Trustees, officers or the Adviser (including certain of the Adviser’s affiliates, among others) shall be liable to the Fund or any of the shareholders for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The Agreement and Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and officers by the Fund, but not by the shareholders individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. None of these persons will be personally liable to any shareholder for contributions by such shareholder to the capital of the Fund or by reason of any change in the U.S. federal or state income tax laws applicable to the Fund or its shareholders. The rights of indemnification and exculpation provided under the Agreement and Declaration of Trust do not provide for indemnification of a Trustee for any liability, including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Amendment of the Agreement and Declaration of Trust

The Agreement and Declaration of Trust may be amended with the approval of (i) the Board, including a majority of the Independent Trustees, if required by the 1940 Act, or (ii) if required, the approval of the shareholders by such vote as is required by the 1940 Act.

Term, Dissolution and Liquidation

Unless dissolved as provided in the Agreement and Declaration of Trust, the Fund shall have perpetual existence. The Fund may be dissolved at any time by vote of a majority of the shares of the Fund entitled to vote or by the Board of Trustees by written notice to the Shareholders. Upon dissolution of the Fund, the Trustees shall pay or make reasonable provision to pay all claims and obligations of the Fund, including all contingent, conditional or unmatured claims and obligations known to the Fund, and all claims and obligations which are known to the Fund but for which the identity of the claimant is unknown. If there are sufficient assets held, such claims and obligations shall be paid in full and any such provisions for payment shall be made in full. If there are insufficient assets held with respect to the Fund, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets (including without limitation, cash, securities or any combination thereof) held with respect to the Fund shall be distributed to the Shareholders of, ratably according to the number of Shares held by the several Shareholders on the record date for such dissolution distribution.

Other Information

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File Nos.: 333-231938; 811-23447). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

PRIVACY NOTICE	November 2023
FACTS	WHAT DOES THE FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

•   Social Security number

•   Account transactions

•   Account balances

•   Transaction history

•   Wire transfer instructions

How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes — information about your transactions and experiences	Yes	No
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share
QUESTIONS?	Call (949) 326-9769 or visit fund website: https://funds.alphagrowthmgt.com/

WHO WE ARE
Who is providing this notice?	Alpha Alternative Assets Fund
WHAT WE DO
How does the Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How does the Fund collect my personal information?

We collect your personal information, for example, when you

•   Open an account

•   Provide account information

•   Give us your contact information

•   Make deposits or withdrawals from your account

•   Make a wire transfer

Why can’t I limit all sharing?

Federal law gives you the right to limit only:

•   Sharing for affiliates’ everyday business purposes — information about your creditworthiness

•   Affiliates from using your information to market to you

•   Sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • The Fund does not share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • The Fund doesn’t jointly market.

APPENDIX A: SAI TABLE OF CONTENTS

A-1

PROSPECTUS

ALPHA ALTERNATIVE ASSETS FUND

Institutional Class Shares (AAACX)
Class A Shares (AACAX)

_______________________________________

January 31, 2024

Investment Adviser
Alpha Growth Management LLC

_______________________________________

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a Prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION
January 31, 2024

ALPHA ALTERNATIVE ASSETS FUND
Principal Executive Offices
1615 South Congress Avenue, Suite 103
Delray Beach, Florida 33445
(877) 774-7724

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Alpha Alternative Assets Fund (the “Fund”), dated January 31, 2024 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the shares of the Fund.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at (877) 774-7724 or by visiting the Fund’s website at www.funds.alphagrowthmgt.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

S-i

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on May 9, 2019. The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid and non-assessable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund engages in a continuous offering of its shares, sold through its Prospectus. The Fund’s Board of Trustees (the “Board” or “Trustees” or “Board of Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date. The Fund currently offers two classes of shares: Class A shares and Class I shares.

Alpha Growth Management, LLC (the “Adviser”) serves as the Fund’s investment adviser.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, POLICIES, INVESTMENT STRATEGIES AND RISKS

Investment Objective

The Fund’s investment objective is current income and long-term capital appreciation.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less.

(1)     The Fund may not borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-⅓% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any).

(2)    The Fund may not issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-⅓% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)    The Fund may not purchase securities on margin, except the Fund may (a) obtain such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities; (b) enter into repurchase or reverse repurchase agreements (and purchase securities using the proceeds of such transactions) and (c) pay or transfer margin or collateral in connection with engaging in transactions in derivatives.

(4)    The Fund may not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)    The Fund will concentrate, i.e., invest 20% or more of its total assets in the insurance industry. For purposes of determining industry concentration, if the Fund invests in its wholly owned subsidiary or affiliated underlying registered investment companies, the Fund will treat the assets of the subsidiary or underlying registered investment companies as if held directly by the Fund. Further, if the Fund invests in unaffiliated underlying investment companies, the Fund will consider the concentration of the underlying investment companies for purposes of determining compliance with its own concentration policy.

(6)    The Fund may not purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)    The Fund may not make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities or other investments in accordance with its investment objectives and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(8)    The Fund may purchase or sell real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investments in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

(9)    The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act for no less than for 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

For the purposes of determining compliance with its concentration policy, the Fund will consider the concentration of the underlying investment companies or other pooled investment vehicles (including closed-end funds, business development companies (“BDCs”) and CLOs) in which the Fund invests.

Additional Information About Principal and Non-Principal Investment Strategies and Risks

Principal Investment Strategies and Risks

Collateralized Loan Obligations.    The Fund may invest in CLOs, which are debt instruments typically backed by a pool of loans. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the CLO in which the Fund invests. Some CLOs have credit ratings, but are typically issued in various classes with various priorities. Normally, CLOs are privately offered and sold (that is, they are not registered under the securities laws) and may be characterized by the Fund as illiquid securities; however, an active dealer market may exist for CLOs that qualify for Rule 144A transactions. In addition to the normal interest rate, default and other risks of fixed income securities, CLOs carry additional risks, including the possibility that distributions from collateral securities will not be adequate to make interest or other payments, the quality of the collateral may decline in value or default, the Fund may invest in CLOs that are subordinate to other classes, values may be volatile, and disputes with the issuer may produce unexpected investment results.

CLN Risk.    A CLN is a form of collateralized credit derivative. It is structured as a note issued by a bankruptcy-remote issuer, with an embedded credit default swap allowing the issuer to transfer a specific credit risk, such as default or failure to pay, to investors. In the case of a default on a reference obligation within the portfolio, the investors receive a recovery rate. The note may have a stated maturity and coupon, which may be fixed or floating and make payments on a monthly, quarterly or semiannual basis. A CLN is non-principal protected. Investors’ capital is 100% at risk and investors may lose all of their initial investment. The issuer is not obligated to repay the debt if a specified event occurs. The reference portfolios may be subject to replenishments, which may materially change the characteristics of the portfolio subject to concentration limitations. In addition to the credit risk of the reference portfolio, payments on the credit linked notes are subject to the credit risk of the referenced entity. In the case of a default, the special purpose entity or trust may pay par minus the recovery rate.

Direct Lending/Origination Risk.    To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

A portion of the Fund’s investments may be directly originated. The Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. The Fund may originate or acquire certain investments with the expectation that the loan will make payments in kind or default and borrowers will forfeit assets and the Fund may collect amendment fees.

Asset-Backed Securities.    Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

The Fund may invest in asset-backed securities. Such securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that the Fund invests in asset-backed securities, the values of the Fund’s portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of asset-backed securities.

Asset-backed securities present certain additional risks because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on these securities.

Syndicated Loans and Participations and Risks Related to Exposure to Certain Types of Loans.    The Fund’s investment program may include significant amounts of syndicated loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws, (ii) so-called “lender liability” claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participations in a portion of a loan typically result in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

The Fund may be subject to risks associated with syndicated loans. Under the documentation for syndicated loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. In most cases for the Fund’s syndicated loan investments, the Fund does not expect to hold a sufficient amount of the indebtedness to be able to compel any actions by the agent. Consequently, the Fund would only be able to direct such actions if instructions from the Fund were made in conjunction with other holders of associated indebtedness that together with the Fund compose the requisite percentage of the related indebtedness then entitled to take action. Conversely, if holders of the required amount of the associated indebtedness other than the Fund desire to take certain actions, such actions may be taken even if the Fund did not support such actions. Furthermore, if a syndicated loan is subordinated to one or more senior loans made to the applicable obligor, the ability of the Fund to exercise such rights may be subordinated to the exercise of such rights by the senior lenders. Whenever the Fund is unable to direct such actions, the parties taking such actions may not have interests that are aligned with us, and the actions taken may not be in the Fund’s best interests. In addition, the Fund’s ability to direct such actions may be limited by the tax rules governing publicly traded partnerships.

If an investment is a syndicated revolving loan or delayed drawdown loan, other lenders may fail to satisfy their full contractual funding commitments for such loan, which could create a breach of contract, result in a lawsuit by the obligor against the lenders and adversely affect the fair market value of the Fund’s investment.

There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, the Fund may be unable to remove the agent in circumstances in which removal would be in the Fund’s best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice, and the Fund may not find a replacement agent on a timely basis, or at all, in order to protect our investment.

The Fund’s investment program may include significant amounts of loans made to individuals, including mortgage loans and consumer loans. As a result of these loan investments, the Fund could be subject to liability for potential violations of predatory lending laws, which could materially adversely affect the Fund. Loan originators and servicers are required to comply with various federal, state and local laws and regulations, including anti-predatory lending laws and laws and regulations imposing certain restrictions on requirements on high cost loans. Failure of loan originators or servicers to comply with these laws, to the extent any of their loans become part of our assets, could subject the Fund, as an assignee or purchaser of the related loans, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against assignees or purchasers of high cost loans for violations of state law. Named defendants in these cases have included assignees or purchasers of certain types of loans the Fund may invest in. If the loans are found to have been originated in violation of predatory or abusive lending laws, the Fund could incur losses, which could materially adversely affect the Fund.

The Fund is exposed to the performance of consumer loans both through the consumer loans that it owns directly, and through those consumer loans to which the Fund is exposed indirectly through its ownership of consumer-loan-backed ABS. The ability of borrowers to repay consumer loans may be adversely affected by numerous borrower-specific factors, including unemployment, divorce, major medical expenses or personal bankruptcy. General factors, including an economic downturn, high energy costs or acts of God or terrorism, may also affect the financial stability of borrowers and impair their ability or willingness to repay their loans. Whenever any of the Fund’s consumer loans defaults, the Fund is at risk of loss to the extent of any deficiency between the liquidation value of the collateral, if any, securing the loan, and the principal and accrued interest of the loan. Many of the Fund’s anticipated investments in consumer loans are unsecured, or are secured by collateral (such as an automobile) that depreciates rapidly; as a result, these loans may be at greater risk of loss than residential real estate loans. Pursuing any remaining deficiency following a default is often difficult or impractical, especially when the borrower has a low credit score, making further substantial collection efforts unwarranted. In addition, repossessing personal property securing a consumer loan can present additional challenges, including locating and taking physical possession of the collateral. The Fund relies on servicers who service these consumer loans, to, among other things, collect principal and interest payments on the loans and perform loss mitigation services, and these servicers may not perform in a manner that promotes the Fund’s interests. Since the Fund purchases some of its consumer loans and its consumer-loan-backed ABS at a premium to the remaining unpaid principal balance, the Fund may incur a loss when such loans are voluntarily prepaid. There can be no guarantee that the Fund will not suffer unexpected losses on its investments as a result of the factors set out above, which could materially adversely affect the Fund.

Certain consumer advocacy groups, media reports, and federal and state legislators have asserted that laws and regulations should be tightened to severely limit, if not eliminate, the availability of certain consumer loan products. The consumer advocacy groups and media reports generally focus on higher cost consumer loans, which are typically made to less creditworthy borrowers, and which bear interest rates that are higher than the interest rates typically charged by lending institutions to more creditworthy consumers. These consumer advocacy groups and media reports have characterized these consumer loans as predatory or abusive. If the negative characterization of these types of loans becomes increasingly accepted by consumers, legislators or regulators, our reputation, as a purchaser of such loans, could be negatively impacted. Furthermore, if legislators or regulators take action against originators of consumer loans or provide for payment relief for borrowers, we could incur additional losses on the consumer loans we have purchased.

Participation Interests Risks.    Participation interests in which the Fund invests are unsecured and participants have limited rights. The Fund will hold many of its assets in participation interests or other indirect economic interests in loans or other debt assets. In such circumstances, the Fund will not directly own the debt assets underlying such participation interests or other economic interests and/or have custody thereof. While the originating lender’s interest is secured by the assets pledged to the underlying loan from which the participation interest stems, the participation interests held by the Fund are not directly secured by the same assets. As such, if the originating lender becomes insolvent, then the participation interests could be superseded by the senior creditors of the originating lender and the Fund may lose some or all of their investment or payment thereon could be substantially delayed.

In addition, as an owner of participation interests or other indirect economic interests (including as a member of a loan syndicate), the Fund may not be able to assert any rights against borrowers of the underlying indebtedness, and may need to rely on the holder/custodian (or other financial institution) issuing the participation interests or such other entity charged with the responsibility for asserting such rights, if any. Such holders/custodians and financial institutions or other entities may have reasons not to assert their rights, whether due to a limited financial interest in the outcome, other relationships with the underlying defaulting borrowers, the threat of potential counterclaims or other reasons, that may diverge from our interests. The failure of such holders/custodians and financial institutions or other entities to assert their rights (on the Fund’s behalf) or the insolvency of such entities could materially adversely affect the Fund’s NAV.

“Covenant-Lite” Loans.    The loan investments that the Fund holds may include “covenant-lite” or “cov-lite” loans. Cov-lite loans have fewer protective covenants than traditional loans have, which means that they are issued with fewer restrictions on the borrower and fewer protections for the lender. For example, cov-lite loans tend to be more flexible with regard to the borrower’s collateral, level of income, and the loan’s payment terms, and they tend to have fewer requirements intended to protect the lender’s safety, like financial maintenance tests that measure the debt-service capabilities of the borrower. Cov-lite loans therefore may carry more risk to the lender (i.e., the Fund as investor) than traditional loans do.

Real Estate and Real Estate-Related Assets.    Real estate and real estate-related assets (such as mortgage loans and mortgage-backed securities (“MBS”)) are subject to the risks associated with real property. Real estate and real estate-related assets are subject to various risks, including:

•        continued declines in the value of real estate;

•        acts of God, including earthquakes, floods, and other natural disasters, which may result in uninsured losses;

•        acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•        adverse changes in national and local economic and market conditions;

•        changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and zoning ordinances;

•        costs of remediation and liabilities associated with environmental conditions such as indoor mold;

•        potential liabilities for other legal actions related to property ownership including tort claims; and

•        the potential for uninsured or under-insured property losses.

Mortgage-Backed Securities.    The Fund may invest in a variety of mortgage-related and other asset-backed securities issued by government agencies or other governmental entities or by private originators or issuers.

Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations (“CMOs”), residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), mortgage dollar rolls, CMO residuals, adjustable rate mortgage-backed securities (“ARMBS”), stripped mortgage-backed securities (“SMBS”), home equity conversion mortgage backed securities (“HMBS”) and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

Mortgage Pass-Through Securities and RMBS.    Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association (“GNMA”)) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The mortgage market in the United States has experienced heightened difficulties over the past several years that may adversely affect the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien residential mortgage loans) generally have increased recently and may continue to increase, and a decline in or flattening of property values (as has recently been experienced and may continue to be experienced in many markets) may exacerbate such delinquencies and losses. Borrowers with adjustable-rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have recently experienced serious financial difficulties or bankruptcy. Owing largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

The principal U.S. governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”). Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). FNMA is a government-sponsored corporation the common stock of which is owned entirely by private stockholders. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA, but are not backed by the full faith and credit of the U.S. Government. FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks but the common stock of which is now owned entirely by private stockholders. FHLMC issues Participation Certificates (“PCs”), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

On September 6, 2008, FHFA placed FNMA and FHLMC into conservatorship. As the conservator, FHFA succeeded to all rights, titles, powers and privileges of FNMA and FHLMC and of any stockholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC. FHFA selected a new chief executive officer and chairman of the board of directors for each of FNMA and FHLMC. In connection with the conservatorship, the U.S. Treasury entered into a Senior Preferred Stock Purchase Agreement with each of FNMA and FHLMC pursuant to which the U.S. Treasury will purchase up to an aggregate of $100 billion of each of FNMA and FHLMC to maintain a positive net worth in each enterprise. This agreement contains various covenants that severely limit each enterprise’s operations. In exchange for entering into these agreements, the U.S. Treasury received $1 billion of each enterprise’s senior preferred stock and warrants to purchase 79.9% of each enterprise’s common stock. On February 18, 2009, the U.S. Treasury announced that it was doubling the size of its commitment to each enterprise under the Senior Preferred Stock Program to $200 billion. The U.S. Treasury’s obligations under the Senior Preferred Stock Program are for an indefinite period of time for a maximum amount of $200 billion per enterprise. FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. The Senior Preferred Stock Purchase Agreement is intended to enhance each of FNMA’s and FHLMC’s ability to meet its obligations. The FHFA has indicated that the conservatorship of each enterprise will end when the director of FHFA determines that FHFA’s plan to restore the enterprise to a safe and solvent condition has been completed.

The U.S. Government, through the U.S. Treasury, FHA, and the Federal Deposit Insurance Corporation (“FDIC”), has implemented various programs designed to provide homeowners with assistance in avoiding mortgage loan foreclosures. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. Loan modification and refinance programs may adversely affect the performance of credit sensitive RMBS, and residential mortgage loans. In the case of credit sensitive RMBS, a significant number of loan modifications with respect to a given security, including those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such security. Similarly, principal forgiveness and/or coupon reduction could negatively impact the performance of any residential mortgage loans we own. In addition, it is also likely that loan modifications would result in increased prepayments on some RMBS.

The U.S. Congress and various state and local legislatures are considering, and in the future may consider, mortgage-related legislation that would affect our business, including legislation that would permit limited assignee liability for certain violations in the mortgage loan origination process, and legislation that would allow judicial modification of loan principal in the event of personal bankruptcy. The Fund cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting its contemplated investments or whether any such legislation will require the Fund to change its practices or make changes in its portfolio in the future. These changes, if required, could materially adversely affect the Fund, particularly if we make such changes in response to new or amended laws, regulations or ordinances in any state where the Fund acquires a significant portion of its mortgage loans, or if such changes result in the Fund being held responsible for any violations in the mortgage loan origination process.

The existing loan modification programs, together with future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans and/or changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, the Fund’s assets.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund’s investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees if, the Adviser determines that the securities meet the Fund’s risk/reward standards. Securities issued by certain private organizations may not be readily marketable.

The Fund’s portfolio includes credit sensitive RMBS which are backed by residential mortgage loans that do not conform to the Fannie Mae or Freddie Mac underwriting guidelines, including subprime, manufactured housing, Alt-A, and prime jumbo mortgage loans. Consequently, the principal and interest on credit sensitive RMBS, unlike those on agency RMBS, are not guaranteed by GSEs such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. Government.

Credit sensitive RMBS are subject to many of the risks of the respective underlying mortgage loans. A residential mortgage loan is typically secured by single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, unemployment, acts of God, terrorism, social unrest, and civil disturbances, may impair borrowers’ abilities to repay their mortgage loans. In periods following home price declines, “strategic defaults” (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent.

In the event of defaults under mortgage loans backing any of the Fund’s credit sensitive RMBS, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. The law informally known as the Tax Cuts and Jobs Act (“TCJA”), which was enacted in 2017, reduced the mortgage interest deduction and the state and local income and property tax deduction. These changes could adversely impact housing prices in markets to which we have exposure.

Additionally, in the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. If borrowers default on the mortgage loans backing the Fund’s credit sensitive RMBS and the Fund is unable to recover any resulting loss through the foreclosure process, the Fund could be materially adversely affected.

Less stringent underwriting guidelines and the resultant potential for delinquencies or defaults on certain mortgage loans could lead to losses on many of the credit sensitive RMBS the Fund holds.

Many of the credit sensitive RMBS in which the Fund invests are collateralized by Alt-A and subprime mortgage loans, which are mortgage loans that were originated using less stringent underwriting guidelines than those used in underwriting prime mortgage loans (mortgage loans that generally conform to Fannie Mae or Freddie Mac underwriting guidelines). These underwriting guidelines were more permissive as to borrower credit history or credit score, borrower debt-to-income ratio, loan-to-value ratio, and/or as to documentation (such as whether and to what extent borrower income was required to be disclosed or verified). In addition, even when specific underwriting guidelines were represented by loan originators as having been used in connection with the origination of mortgage loans, these guidelines were in many cases not followed as a result of aggressive lending practices, fraud (including borrower or appraisal fraud), or other factors. Mortgage loans that were underwritten pursuant to less stringent or looser underwriting guidelines, or that were poorly underwritten to their stated guidelines, have experienced, and should be expected to experience in the future, substantially higher rates of delinquencies, defaults, and foreclosures than those experienced by mortgage loans that were underwritten in a manner more consistent with Fannie Mae or Freddie Mac guidelines. Thus, because of the higher delinquency rates and losses associated with Alt-A and subprime mortgage loans, the performance of RMBS backed by Alt-A and subprime mortgage loans that the Fund may acquire could be correspondingly adversely affected, which could adversely impact our business, financial condition and results of operations.

The Fund depends on a variety of services provided by third-party service providers related to its credit sensitive RMBS, European assets, and mortgage loans and loan pools. The Fund relies on the mortgage servicers who service the mortgage loans backing its credit sensitive RMBS, its European assets, as well as the mortgage loans and loan pools that the Fund owns directly, to, among other things, collect principal and interest payments on the underlying mortgages and perform loss mitigation services. These mortgage servicers and other service providers to the Fund’s credit sensitive RMBS, and European assets, such as trustees, bond insurance providers, due diligence vendors, and custodians, may not perform in a manner that promotes the Fund’s interests. In addition, legislation that has been enacted or that may be enacted in order to reduce or prevent foreclosures through, among other things, loan modifications, may reduce the value of mortgage loans backing the Fund’s credit sensitive RMBS or whole mortgage loans that it acquires. Mortgage servicers may be incentivized by the U.S. federal, state, or local governments to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgage loans. In addition to legislation that creates financial incentives for mortgage loan servicers to modify loans and take other actions that are intended to prevent foreclosures, legislation has also been adopted that creates a safe harbor from liability to creditors for servicers that undertake loan modifications and other actions that are intended to prevent foreclosures. Finally, legislation has been adopted that delays the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limit the ability of mortgage servicers to take actions that may be essential to preserve the value of the mortgage loans underlying the mortgage servicing rights. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a result of these legislative actions, the mortgage loan servicers on which the Fund relies may not perform in its best interests or up to its expectations. If the applicable third-party service providers, including mortgage servicers, do not perform as expected, the Fund may be materially adversely affected.

The Fund relies on mortgage servicers for our loss mitigation efforts, and the Fund also may engage in its own loss mitigation efforts with respect to whole mortgage loans that the Fund owns directly. Such loss mitigation efforts may be unsuccessful or not cost effective.

Both default frequency and default severity of mortgage loans are highly dependent on the quality of the mortgage servicer. The Fund depend on the loss mitigation efforts of mortgage servicers and in some cases “special servicers,” which are mortgage servicers who specialize in servicing non-performing loans. If mortgage servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers are far less likely to make those payments. In addition, for the whole mortgage loans that the Fund owns directly, the Fund may engage in its own loss mitigation efforts over and beyond the efforts of the mortgage servicers, including more hands-on mortgage servicer oversight and management, borrower refinancing solicitations, as well as other efforts. These loss mitigation efforts may be unsuccessful in limiting delinquencies, defaults, and losses, or may not be cost effective, which may materially adversely affect the Fund. In addition, the Fund’s ability to accomplish such loss mitigation may be limited by the tax rules governing publicly traded partnerships.

One of the biggest risks for credit sensitive RMBS is the uncertainty around the timing and ability of servicers to foreclose on defaulted loans, so that they can liquidate the underlying properties and ultimately pass the liquidation proceeds through to RMBS holders. Given the magnitude of the housing crisis, and in response to the well-publicized failures of many servicers to follow proper foreclosure procedures, mortgage servicers are being held to much higher foreclosure-related documentation standards than they previously were. However, because many mortgages have been transferred and assigned multiple times (and by means of varying assignment procedures) throughout the origination, warehouse, and securitization processes, mortgage servicers are generally having much more difficulty furnishing the requisite documentation to initiate or complete foreclosures. This leads to stalled or suspended foreclosure proceedings, and ultimately additional foreclosure-related costs. Foreclosure-related delays also tend to increase ultimate loan loss severities as a result of property deterioration, amplified legal and other costs, and other factors. Many factors delaying foreclosure, such as borrower lawsuits and judicial backlog and scrutiny, are outside of a servicer’s control and have delayed, and will likely continue to delay, foreclosure processing in both judicial states (where foreclosures require court involvement) and non-judicial states. The concerns about deficiencies in foreclosure practices of servicers and related delays in the foreclosure process may impact our loss assumptions and affect the values of, and the Fund’s returns on and investments in RMBS and residential mortgage loans.

To the extent that due diligence is conducted on potential assets, such due diligence may not reveal all of the risks associated with such assets and may not reveal other weaknesses in such assets, which could lead to losses. Before making an investment, the Adviser may decide to conduct (either directly or using third parties) certain due diligence.

There can be no assurance that the Adviser will conduct any specific level of due diligence, or that, among other things, the Adviser’s due diligence processes will uncover all relevant facts or that any purchase will be successful, which could result in losses on these assets, which, in turn, could adversely affect the Fund.

Sellers of the mortgage loans that the Fund acquires, or that underlie the credit sensitive RMBS in which the Fund invests, may be unable to repurchase defective mortgage loans, which could have a material adverse effect on the value of the Fund’s loans, or the loans held by the trust that issued the RMBS, and could cause shortfalls in the payments due on the RMBS or losses on the mortgage loans.

Sellers of mortgage loans that the Fund acquires or that are sold to the trusts that issued the credit sensitive RMBS in which the Fund invests made various representations and warranties related to the mortgage loans sold by them to the Fund or the trusts that issued the RMBS. If a seller fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then the Fund, or the trustee or the servicer of the loans, may have the right to require that the seller repurchase the defective mortgage loan (or in some cases substitute a performing mortgage loan). It is possible, however, that for financial or other reasons, the seller either may not be capable of repurchasing defective mortgage loans, or may dispute the validity of or otherwise resist its obligation to repurchase defective mortgage loans. The inability or unwillingness of a seller to repurchase defective mortgage loans from the Fund or from a credit sensitive RMBS trust in which the Fund invests would likely cause higher rates of delinquencies, defaults, and losses for the mortgage loans the Fund holds, or the mortgage loans backing such credit sensitive RMBS, and ultimately greater losses for the Fund’s investment in such assets.

Certain securities that the Fund acquires are deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities that the Fund acquires have the lowest quality ratings or are unrated. Many securities that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market’s perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies. Accordingly, the subordinated and lower-rated (or unrated) securities in which the Fund invests may experience significant price and performance volatility relative to more senior or higher-rated securities, and they are subject to greater risk of loss than more senior or higher-rated securities which, if realized, could materially adversely affect the Fund.

The Fund may invest in second-lien mortgage loans or RMBS backed by such loans. If a borrower defaults on a second-lien mortgage loan or on its senior debt (i.e., a first-lien loan, in the case of a residential mortgage loan), or in the event of a borrower bankruptcy, such loan will be satisfied only after all senior debt is paid in full. As a result, if the Fund invests in second-lien mortgage loans and the borrower defaults, the Fund may lose all or a significant part of its investment.

Prepayment rates can change, adversely affecting the performance of the Fund’s assets. The frequency at which prepayments (including both voluntary prepayments by borrowers and liquidations due to defaults and foreclosures) occur on mortgage loans, including those underlying the Fund’s RMBS, is affected by a variety of factors, including the prevailing level of interest rates as well as economic, demographic, tax, social, legal, and other factors. Generally, borrowers tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans. When borrowers prepay their mortgage loans at rates that are faster or slower than expected, it results in prepayments that are faster or slower than expected on such loans or the related RMBS. These faster or slower than expected payments may adversely affect the Fund’s profitability.

The Fund may purchase securities or loans that have a higher interest rate than the then-prevailing market interest rate. In exchange for this higher interest rate, the Fund may pay a premium to par value to acquire the security or loan. In accordance with U.S. GAAP, the Fund amortizes this premium as an expense over the expected term of the security or loan based on its prepayment assumptions. If a security or loan is prepaid in whole or in part at a faster than expected rate, however, the Fund must expense all or a part of the remaining unamortized portion of the premium that was paid at the time of the purchase, which will adversely affect the Fund.

The Fund also may purchase securities or loans that have a lower interest rate than the then-prevailing market interest rate. In exchange for this lower interest rate, the Fund may pay a discount to par value to acquire the security or loan. The Fund accretes this discount as income over the expected term of the security or loan based on the Fund’s prepayment assumptions. If a security or loan is prepaid at a slower than expected rate, however, the Fund must accrete the remaining portion of the discount at a slower than expected rate. This will extend the expected life of investment portfolio and result in a lower than expected yield on securities and loans purchased at a discount to par.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Since many RMBS, especially fixed rate RMBS, will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these RMBS may be adversely affected by changes in prepayments in any interest rate environment. Prepayment rates are also affected by factors not directly tied to interest rates, and are difficult to predict. Prepayments can also occur when borrowers sell their properties or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the underlying property and/or from the proceeds of a mortgage insurance policy or other guarantee. Consequently, prepayment rates also may be affected by conditions in the housing and financial markets, which may result in increased delinquencies on mortgage loans. Prepayment rates can also be affected by general economic conditions, and the relative interest rates on fixed and adjustable rate loans.

The adverse effects of prepayments may impact the Fund in various ways. First, particular investments may experience outright losses, as in the case of IOs and IIOs in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to any hedges that the Adviser may have constructed for these assets, resulting in a loss to the Fund. In particular, prepayments (at par) may limit the potential upside of many RMBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss. Furthermore, to the extent that faster prepayment rates are due to lower interest rates, the principal payments received from prepayments will tend to be reinvested in lower-yielding assets, which may reduce the Fund’s income in the long run. Therefore, if actual prepayment rates differ from anticipated prepayment rates, the Fund could be materially adversely affected.

The Fund’s fixed rate investments, especially most fixed rate mortgage loans, fixed rate MBS, and most MBS backed by fixed rate mortgage loans, decline in value when long-term interest rates increase. In the case of RMBS backed by ARMs, increases in interest rates can lead to increases in delinquencies and defaults as borrowers become less able to make their mortgage payments following interest payment resets. Additionally, an increase in short-term interest rates would increase the amount of interest owed on any of the Fund’s reverse repo borrowings.

Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of targeted assets available to the Fund, which could adversely affect the Fund’s ability to acquire assets that satisfy its investment objectives. If rising interest rates cause the Fund to be unable to acquire a sufficient volume of the Fund’s targeted assets with a yield that is above its borrowing cost, the Fund’s ability to satisfy its investment objective may be materially and adversely affected.

Residential mortgage loans, including residential NPLs and non-QM loans, are subject to increased risk of loss. Residential mortgage loans generally are not guaranteed by the U.S. Government or any GSE, though in some cases they may benefit from private mortgage insurance. Additionally, by directly acquiring residential mortgage loans, the Fund does not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses.

Residential mortgage loans are also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies, or “special hazard risk,” and to reduction in a borrower’s mortgage debt by a bankruptcy court, or “bankruptcy risk.” In addition, claims may be assessed against the Fund on account of its position as a mortgage holder or property owner, including assignee liability, environmental hazards, and other liabilities. We could also be responsible for property taxes. In some cases, these liabilities may be “recourse liabilities” or may otherwise lead to losses in excess of the purchase price of the related mortgage or property.

If the Fund subsequently resells any mortgage loans that the Fund acquires, it would generally be required to make customary representations and warranties about such loans to the loan purchaser. The Fund’s residential mortgage loan sale agreements and terms of any securitizations into which the Fund sells loans will generally require the Fund to repurchase or substitute loans in the event the Fund breaches a representation or warranty given to the loan purchaser.

In addition, the Fund may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. The remedies available to a purchaser of mortgage loans are generally broader than those available to the Fund against an originating broker or correspondent. Repurchased loans are typically worth only a fraction of the original price. Significant repurchase activity could materially adversely affect the Fund.

Collateralized Mortgage Obligations.    A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams. CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full. CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities

Adjustable Rate Mortgage-Backed Securities.    ARMBSs have interest rates that reset at periodic intervals. Acquiring ARMBSs permits the Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMBSs are based. Such ARMBSs generally have higher current yield and lower price fluctuations than is the case with more traditional fixed-income instruments of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARMBSs, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an ARMBS, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMBSs behave more like fixed-income instruments and less like adjustable-rate securities and are subject to the risks associated with fixed-income instruments. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable-rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.

Commercial Mortgage Loans and Commercial Mortgage-Backed Securities.    Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risk of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:

•        tenant mix;

•        declines in tenant income and/or changes to tenant businesses;

•        property management decisions;

•        property location, condition, and design;

•        new construction of competitive properties;

•        changes in laws that increase operating expenses or limit rents that may be charged;

•        changes in national, regional, or local economic conditions and/or specific industry segments, including the credit and securitization markets;

•        declines in regional or local real estate values;

•        declines in regional or local rental or occupancy rates;

•        increases in interest rates, real estate tax rates, and other operating expenses;

•        costs of remediation and liabilities associated with environmental conditions;

•        the potential for uninsured or underinsured property losses;

•        changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation, and the related costs of compliance; and

•        acts of God, terrorist attacks, social unrest, and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, it will bear a risk of loss to the extent of any deficiency between the value of the collateral and the Fund’s cost basis in the outstanding principal and accrued interest of the mortgage loan.

In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

CMBS include securities that reflect an interest in, and are secured by, commercial mortgage loans. Accordingly, the CMBS in which the Fund invests are subject to all of the risks of the respective underlying commercial mortgage loans, which in turn reflect many of the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

The Fund’s investments in CMBS are at risk of loss. In general, losses on real estate securing a mortgage loan included in a securitization will be borne first by the owner of the property, then by the holder of a mezzanine loan or a subordinated participation interest in a bifurcated first lien loan, or “B-Note,” if any, then by the “first loss” subordinated security holder (generally, the B-piece buyer) and then by the holder of a higher-rated security. In the event of losses on mortgage loans included in a securitization and the subsequent exhaustion of any applicable reserve fund, letter of credit, or classes of securities junior to those in which the Fund invests, the Fund may not be able to recover all of its investment in the securities the Fund purchases. In addition, if any of the real estate underlying the securitization mortgage portfolio has been overvalued by the originator, or if real estate values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related CMBS, the Fund may incur losses. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments.

For the CMBS investments targeted by the Fund, overall control over the special servicing of the related underlying mortgage loans will be held by a “directing certificateholder” or a “controlling class representative,” which is generally appointed by the holders of the most subordinate class of CMBS in such series. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificateholder, take actions with respect to the specially serviced mortgage loans that could adversely affect the Fund’s interests.

A portion of the Fund’s investments may be in the form of commercial and residential mortgage loans, including subprime mortgage loans and non-performing and sub-performing mortgage loans, which are subject to increased risks of loss. Such loans may become non-performing or sub-performing for a variety of reasons, including because the underlying property is too highly leveraged or the borrower falls upon financial distress. Such non-performing or sub-performing loans may require a substantial amount of workout negotiations and/or restructuring, which may divert the attention of the Adviser from other activities and entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments, and a substantial write-down of the principal of the loan. However, even if such restructuring were successfully accomplished, a risk exists that the borrower will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity. In addition, the Fund’s ability to accomplish such restructuring may be limited by the tax rules governing publicly traded partnerships.

In addition, certain non-performing or sub-performing loans that the Fund may acquire may have been originated by financial institutions that are or may become insolvent, suffer from serious financial stress, or are no longer in existence.

As a result, the standards by which such loans were originated, the recourse to the selling institution, and/or the standards by which such loans are being serviced or operated may be adversely affected. Further, loans on properties operating under the close supervision of a mortgage lender are, in certain circumstances, subject to certain additional potential liabilities that may exceed the value of the Fund’s investment.

In the future, it is possible that the Fund may find it necessary or desirable to foreclose on some, if not many, of the loans it acquires, and the foreclosure process may be lengthy and expensive. Borrowers or junior lenders may resist mortgage foreclosure actions by asserting numerous claims, counterclaims, and defenses against the Fund including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force the lender into a modification of the loan or capital structure or a favorable buy-out of the borrower’s or junior lender’s position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file, or a junior lender may cause the borrower to file, for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure and associated litigation may create a negative public perception of the related mortgaged property, resulting in a diminution of its value. Even if the Fund is successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover the Fund’s cost basis in the loan, resulting in a loss to the Fund, and the borrower or junior lenders may continue to challenge whether the foreclosure process was commercially reasonable, which could result in additional costs and potential liability. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property, or defending challenges brought after the completion of a foreclosure, will further reduce the liquidation proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value the Fund realizes from the loans in which the Fund invests.

Whether or not the Adviser has participated in the negotiation of the terms of any such mortgage loans, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of the Fund’s rights. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, resulting in a loss to the Fund.

Commercial mortgage loans are also subject to special hazard risk and to bankruptcy risk. In addition, claims may be assessed against us on account of the Fund’s position as mortgage holder or property owner, including assignee liability, responsibility for tax payments, environmental hazards and other liabilities. In some cases, these liabilities may be “recourse liabilities” or may otherwise lead to losses in excess of the purchase price of the related mortgage or property.

Reverse Repurchase Agreements.    The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund for purposes of the 1940 Act; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements.    The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Rights Offerings and Warrants to Purchase.    The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the rights’ and warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Special Situations.    The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency, (ii) market conditions resulting in material changes in securities prices, (iii) compliance with any applicable bankruptcy, insolvency or securities laws, and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Certain Bankruptcy and Insolvency Issues.    Some of the companies in which the Fund may invest may be involved in a complex bankruptcy or insolvency proceeding in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy proceedings or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, under U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments to the Fund may be reclaimed, recharacterized or avoided if any such payment or distribution is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, a preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund as a creditor.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court or until the plan ultimately becomes effective. Similar delays can occur while a court may be considering a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Equity Securities.    In addition to common and preferred stocks, the Fund may invest in other types of equity securities, including convertible securities, warrants and depository receipts.

Convertible Securities.    A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Derivatives.    The Fund may generally invest in transactions involving options, futures and other derivative financial instruments for speculative purposes or to hedge against risks or other factors and variables that may affect the values of the Fund’s portfolio securities. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Hedging instruments and other derivatives, including certain types of credit default swaps, involve risk because they may not, in many cases, be traded on exchanges and may not be guaranteed or regulated by any U.S. or foreign governmental authorities. Consequently, for these instruments, there may be less stringent requirements with respect to record keeping and compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The Adviser has only a limited internal credit function to evaluate the creditworthiness of its counterparties, mainly relying on its experience with such counterparties and their general reputation as participants in these markets. The business failure of a hedging counterparty with whom the Fund enters into a hedging transaction will most likely result in a default under the agreement governing the hedging arrangement. Default by a party with whom the Fund enters into a hedging transaction, such as occurred with Lehman Brothers in 2008, may result in losses and may force the Adviser to re-initiate similar hedges with other counterparties at the then-prevailing market levels. Generally the Fund will seek to reserve the right to terminate the Fund’s hedging transactions upon a counterparty’s insolvency, but absent an actual insolvency, the Fund may not be able to terminate a hedging transaction without the consent of the hedging counterparty, and the Fund may not be able to assign or otherwise dispose of a hedging transaction to another counterparty without the consent of both the original hedging counterparty and the potential assignee. If the Fund terminates a hedging transaction, the Fund may not be able to enter into a replacement contract in order to cover the Fund’s risk. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and therefore the Fund may be required to maintain any hedging position until exercise or expiration, which could adversely affect the Fund.

The CFTC and certain commodity exchanges have established limits referred to as speculative position limits or position limits on the maximum net long or net short position which any person or group of persons may hold or control in particular futures and options. Limits on trading in options contracts also have been established by the various options exchanges. It is possible that trading decisions may have to be modified and that positions held may have to be liquidated in order to avoid exceeding such limits. Such modification or liquidation, if required, could adversely affect the Fund.

With respect to Rule 18f-4 under the Investment Company Act, the Fund will be considered a “limited derivatives user” for the purposes of compliance with the rule. As such, the Fund’s limits its aggregate notional derivatives exposure to 10% of the Fund’s net assets.

Swap Agreements.    The Fund may enter into swap agreements, which generally include equity, interest rate, and index and currency rate swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to many years. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

The Fund enters into interest rate swaps and credit default swaps (“CDS”) on corporations or on corporate indices (“CDX”) to hedge risks associated with its portfolio. Entities entering into such swaps are exposed to credit losses in the event of non-performance by counterparties to these transactions. The CFTC issued rules regarding such swaps under the authority granted to it pursuant to the Dodd-Frank Act.

The rules primarily impact the Fund’s trading of these instruments in two ways. First, certain newly executed swaps, including many interest rate and credit default swaps, are subject to mandatory clearing through a central counterparty clearinghouse (“CCP”). It is the intent of the Dodd-Frank Act that, by mandating the clearing of swaps in this manner, swap counterparty risk would not become overly concentrated in any single entity, but rather would be spread and centralized among the CCP and its members. The Fund is not a direct member of any CCP, so the Fund must access the CCPs through a futures commission merchant (“FCM”) which acts as intermediary between the Fund and the CCP with respect to all facets of the transaction, including the posting and receipt of required collateral. If the Fund lost access to its FCMs or CCPs, the Fund could potentially be unable to use interest rate swaps and credit default swaps to hedge its risks.

The second way that the rules impact the Fund’s trading of these instruments is the Swap Execution Facility (“SEF”) mandate, which requires that the Fund execute most interest rate swaps and CDX on an electronic platform, rather than over the phone or in some other manner. If the Fund were to lose access to its selected SEFs or the Fund were otherwise unable to communicate with them, this would prevent the Fund from being able to trade these instruments. If the Fund were unable to execute our hedging trades in a timely manner, particularly in a volatile market environment, the Fund may not be able to execute our strategies in the most advantageous manner.

In addition to subjecting the Fund’s swap transactions to greater initial margin requirements and additional transaction fees charged by CCPs, FCMs, and SEFs, the Fund’s swap transactions are now subjected to greater regulation by both the CFTC and the SEC. These additional fees, costs, margin requirements, documentation, and regulation could adversely affect the Fund.

Options.    The Fund may engage in the use of options contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out the Fund’s position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call and put options for both hedging and speculative purposes. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

In a covered put option, cash or liquid securities are placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller, during the term of the option, to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

Option Spread Sub-Strategy.    Rather than buying single call or put options, the Fund may invest in a combination of long and short positions on an option but with different strike prices when the Adviser believes this strategy offers favorable risk management attributes or greater potential returns. An example of this strategy is commonly referred to as a “debit” spread. A call option debit spread is created by purchasing a call option while simultaneously writing a call option with a higher strike price. A debit put option spread consists of buying put options on an instrument and selling an equal number of put options on the same instrument at a lower exercise price. The Fund may invest in call spreads and put spreads that are “out of the money” (i.e., the exercise price of the call options sold generally will be above the current level of the underlying security when written and the exercise price of put options sold generally will be below the current level of the underlying security when written).

The economics of writing debit call spreads and debit put spreads differs from writing equivalent calls and puts in that (i) the net premiums received are reduced by the premiums paid on the purchased options and (ii) the risk of loss if written options expire in-the-money is reduced because the purchased option will tend to offset any losses associated with the written option. Amounts payable at settlement by a seller of call and put spreads will equal the total payments made with respect to written calls and puts less the total payments received with respect to purchased calls and puts. If written calls and puts expire worthless, the Fund will receive settlement proceeds equal to the related option premiums. If written calls or puts expire in-the-money, the Fund will receive net proceeds at settlement equal to the difference between the amounts payable on written calls and amounts receivable, if any, on the associated purchased calls and puts. If purchased calls or puts expire in-the-money, the net amount payable by the Fund will be capped at an amount defined by the difference in exercise price of the written and purchased options positions. The purchased put or call option in a spread strategy may expire worthless resulting in a total loss of the net amount invested.

Generally, on behalf of the Fund, the Adviser buys options that it believes will generate positive capital appreciation or reduce risk and sells them when a fair-value price target is achieved or fundamentals have diverged from the Fund’s investment goal. On behalf of the Fund, the Adviser writes options to reduce the net cost of the Fund’s purchased option positions. It covers (buys back) written options when a fair-value price target is achieved, to adjust portfolio positions when a purchased option is sold, or when fundamentals have diverged from the Fund’s investment goal. The Adviser may engage in active and frequent trading of the Fund’s portfolio options to achieve the Fund’s investment objectives. Option spread strategies expose the Fund to tracking risk to the extent that the underlying security’s price changes differently than the Fund’s portfolio securities it is expected to track; or to the extent the put or call option price changes are not highly correlated to the Fund’s portfolio securities intended to be hedged. On behalf of the Fund, the Adviser may combine various call and put strategies that may vary by amount, maturity, strike price or underlying security. Option premiums are treated as short-term capital gains and when distributed to shareholders, are usually taxable as ordinary income, which may have a higher tax rate than long-term capital gains for shareholders holding Fund shares in a taxable account.

Generally, when writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

Options on Securities Indexes.    The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Equity Swaps.    In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associate with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Futures.    The Fund expects to obtain exposure to futures contracts. Futures are financial contracts the value of which depends on, or is derived from, the underlying reference asset. Futures involve the risk that changes in their value may not move as expected relative to changes in the value of the underlying reference asset. The Fund’s use of futures may not be effective or have the desired results.

The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

The use of futures involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more assets. The primary risks associated with the use of futures contracts are imperfect correlation, liquidity, volatility, leverage, unanticipated market movement and FCM and clearinghouse risk. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the futures and in reference asset. Futures markets may be thinly traded relative to other markets and may experience significant price volatility. Futures roll on a monthly or quarterly basis. The Fund may experience increased trading or “roll” costs due to the frequency of futures expiration. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract, and the Fund would remain obligated to meet collateral requirements until the position is closed. The Fund incurs costs in connection with opening and closing futures contracts.

In connection with entering into futures transactions, the Fund will post collateral directly to an FCM, which will typically deposit all or a portion of that collateral to a clearinghouse. All futures in which the Fund invests are effected by an FCM through a clearinghouse associated with the exchange on which the contracts are traded. The collateral maintained by these FCMs is not subject to the regulatory protections provided by bank custody arrangements commonly employed by investment companies. Collateral posted by the Fund to an FCM is exposed to the credit risk and fraud risk of that FCM. There is no limit on the amount of collateral that the Fund may be required to post directly to any particular FCM. As a result, at any time the Fund may have substantial credit exposure to one or more FCMs and clearinghouses.

In the event of the insolvency or liquidation of an FCM to whom the Fund has posted collateral, the Fund is likely to experience substantial delays in recovering its collateral, or it may not be able to recover it at all. Any inability or unwillingness of an FCM to meet its obligation to return collateral to the Fund, including by reason of insolvency or liquidation, or any improper activity involving such FCM, would likely result in a substantial loss to the Fund. Furthermore, in the event of an FCM’s bankruptcy, the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of an FCM’s combined customer accounts, even though certain property specifically traceable to the Fund (for example, U.S. Treasury bills deposited by the Fund) may be held by the FCM. FCM bankruptcies have occurred in which customers were unable to recover from the FCM’s estate the full amount of their funds owed and on deposit with such FCM. Such situations could arise due to various factors, or a combination of factors, including inadequate FCM capitalization, inadequate controls on customer trading and inadequate customer capital.

Furthermore, in the event of the bankruptcy or insolvency of a clearinghouse, the Fund might experience a loss of funds deposited through its FCM as collateral with the clearinghouse, a loss of unrealized profits on its open positions and the loss of funds owed to it as realized profits on closed positions. Such a bankruptcy or insolvency might also cause a substantial delay before the Fund could obtain the return of funds owed to it by an FCM who was a member of such clearinghouse.

Collateralized Loans.    A portion of the Fund’s investments may consist of loans or private placement securities that are secured by a broad range of assets and receivables. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan. An investment may represent an indirect ownership, or lien on collateral which may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may at any point be worth less than the value of the original investment.

The Fund will rely on service providers selected by the Advisor, third party originators or by borrowers to store, transfer, buy, sell, liquidate, record or otherwise service assets and collateral. To the extent that a service provider or the technology deployed by a service provider fails to perform these tasks, the Fund’s investments may be adversely affected. These risks could affect the value of a particular investment, including the possible loss of the entire invested amount.

Collateral on loan instruments may consist of assets that may not be readily liquidated, and there can be no guarantee that the collateral can be liquidated and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. Additionally, collateral might be subject to price volatility, making it difficult to predict liquidation proceeds. It is also possible that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all the loans secured by that collateral.

In the event that a borrower becomes bankrupt, insolvent or a default dispute occurs, the Fund may expect priority over other creditors based on a perfected security interest. The failure, by the originator or other party, to perfect a security interest due to inability, faulty documentation or faulty official filings could lead to the invalidation of the Fund’s security interest in loan collateral. If the Fund’s security interest in loan collateral is invalidated or the loan is subordinated to other debt of a borrower in bankruptcy or other proceedings, the Fund would have substantially lower recovery, and perhaps no recovery, on the full amount of the principal and interest due on the loan.

Digital Records-Related Risks.    The use of technology to digitally record loan collateral or income generating assets, such as on a distributed ledger, presents certain risks, which are summarized below. The technology utilized may be new and developing. It may be subject to risks associated with conflicting intellectual property claims. Competing platforms, networks and technologies maybe be developed such that consumers and/or investors use an alternative system or protocol. Users may be subject to possible cybersecurity risk and risk related to adherence to cryptography requirements, such as theft, loss or destruction of passwords or private keys. Technology regulations are continuing to be developed and therefore may be inconsistent, absent or deficient, such as those pertaining to distributed ledger technology. As such the Fund may be subject to various extensive and complex regulatory regimes. Regulatory changes or actions may restrict the use of a particular technology or platform that facilitate the trading and custody of such assets. The technology systems on which these assets are recorded, stored, transferred, or traded may be dependent on internet infrastructure and susceptible to system failures, security risks and rapid technological change. Changes in the network protocol, including software upgrades, or forks could result in total loss of asset value or record of title ownership. “Forks” generally refer to changes to the way in which a distributed ledger is constructed. The lack of a liquid market for digitally recorded assets could decrease the Fund’s NAV in the event that it needs to liquidate collateral.

There is relatively small use of distributed ledger technology in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect the Fund and the investments. Political or economic crises may motivate large-scale sales of digital assets, which could result in a reduction in value and adversely affect an investment in the Fund. The Fund does not currently intend to attempt to insure its investments or the collateral supporting its investments. To the extent that the profit margins are low associated with supporting the operations of networks, operators may be more likely to immediately sell digital assets earned by mining, resulting in a reduction in the price, negatively effecting collateral value. Price volatility; valuation uncertainties; and lack of regulatory guidance expose the Fund to risk.

Any widespread delays in the recording of transactions on a network could result in a loss of confidence. It is possible that actors could manipulate the network(s) and smart contract technology upon which assets rely. Risk of weaknesses or exploitable breakthroughs in the field of cryptography and misuse of digital assets would result in a loss of confidence. Custody of digital assets may entail certain additional risks.

Restricted and Illiquid Securities.    The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities (“Rule 144A Securities”) eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Fund’s Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, in connection with the Fund’s liquidity policies, the Board has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Short Sales.    The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, risk management, in order to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

Emerging Market Securities.    The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Emerging market countries include countries that are experiencing significant economic growth and possess some, but not all, of the characteristics of a developed country. When determining whether a country is considered an “emerging market” the Fund will consider countries that are generally recognized to be emerging market countries by the international financial community (including organizations such as the World Bank and International Monetary Fund). Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging market securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging techniques, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Foreign Securities.    The Fund may invest in non-U.S. companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Origination of Loans and Advances to Foreign Entities.    The foreign lending industry may be subject to less governmental supervision and regulation than exists in the U.S.; conversely, foreign regulatory regimes applicable to the lending industry may be more complex and more restrictive than those in the U.S., resulting in higher costs associated with such investments, and such regulatory regimes may be subject to interpretation or change without prior notice to investors. Foreign lending may not be subject to accounting, auditing, and financial reporting standards and practices comparable to those in the U.S. Due to differences in legal systems, there may be difficulty in obtaining or enforcing a court judgment outside the U.S. For example, bankruptcy laws may differ across the jurisdictions in which the Fund may invest and it may be difficult for a servicer to pursue non-U.S. borrowers. In addition, to the extent that investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund’s NAV. Loans or advances to foreign entities and individuals may be subject to risks of increased transaction costs, potential delays in settlement or unfavorable differences between the U.S. economy and foreign economies. The Fund’s exposure to loans to foreign entities and individuals may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. In addition, fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of exposure to loans to foreign entities and individuals.

Insurance-Linked Securities (“Cat Bonds”).    Cat Bonds are debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude. For some Cat Bonds, the trigger event or magnitude of losses may be based on company-wide losses, index-portfolio losses, industry indexes or readings of scientific instruments rather than specified actual losses. Cat Bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities. If a trigger event, as defined within the terms of a Cat Bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the Fund may lose a portion or all of its accrued interest and/or principal invested in such Cat Bond. The Fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument. Because Cat Bond issuers currently are structured to be bankruptcy remote SPVs, it is unlikely that the Fund could lose its entire investment in a Cat Bond if the applicable trigger event never occurs. However, there can be no assurance that Cat Bonds in which the Fund may invest in the future will be structured in a similar manner or that a court would uphold the intended bankruptcy remote characterization of the structure. If a Cat Bond that is issued in the future is structured in a different manner, it may be possible that the Fund would lose its entire investment in a Cat Bond even though the applicable trigger event never occurs.

Often Cat Bonds provide for extensions of maturity that are mandatory, or optional at the discretion of the issuer, in order to process and audit loss claims in those cases when a trigger event has, or possibly has, occurred. The typical duration of mandatory and optional extensions of maturity for Cat Bonds currently is between three to six months, but maturity may be extended for a period of up to two years. In rare circumstances, the extension may exceed two years. Upon the occurrence or possible occurrence of a trigger event, and until the completion of the processing and auditing of applicable loss claims, the Fund’s investment in such Cat Bond may be fair valued, which may be at a price higher or lower than actual market quotations prior to the trigger event and may affect the Fund’s net asset value per share. Market quotes may not be readily available during the completion of the processing and auditing of applicable loss claims, which may require the Fund to fair value such securities. In addition to the specified trigger events, Cat Bonds may also expose the Fund to certain unanticipated risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Cat Bonds are subject to the risk that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. This may result in more frequent and greater than expected loss of principal and/or interest, which would adversely impact the Fund’s total returns. Further, to the extent there are events that involve losses or other metrics, as applicable, that are at, or near, the threshold for a trigger event, there may be some delay in the return of principal and/or interest until it is determined whether a trigger event has occurred. Finally, to the extent there is a dispute concerning the definition of the trigger event relative to the specific manifestation of a catastrophe, there may be losses or delays in the payment of principal and/or interest on the Cat Bond. As such, there is no significant trading history of these securities, and there can be no assurance that a liquid market in these instruments will develop. Lack of a liquid market may impose the risk of higher transactions costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so.

Litigation Finance Securities.    The Fund may invest in litigation finance-related credit investments. Some litigation finance investments pertain to litigation in which a settlement agreement or some form of agreement in principle between the parties exists. However, in some circumstances, these settlements, whether finalized or under a memorandum of understanding, require court approval or procedural steps beyond the Adviser’s or the Fund’s control. If parties to an agreement or agreement in principle, or the relevant judicial authorities, terminate or reject a settlement, the Fund could suffer losses in its litigation finance investments.

Parties to a litigation, arbitration or settlement agreement must have the ability to pay a fee, judgment, award or the agreed upon amount if a case outcome or transaction is ultimately successful or completed. Part of the investment process involves the Adviser’s assessment of this ability to pay or repay a debt obligation based on the cash flows of the settlement. However, if the party is unable to pay or further challenges the validity of a judgment or award, the Fund may have difficulties ultimately collecting its share of monetary judgments or awards. Further, given the nature of these recoveries, the Fund cannot always control the ultimate timing of an amount recovered, and there is no assurance that the Adviser will be able to predict the timing of any such payments.

For litigation finance investments made by the Fund, the Fund will not be the client of the law firm representing the party to the litigation or transaction and will not have the ability to control decisions made by the parties or the law firm. Lawyers are generally required to act pursuant to their clients’ directives and are fiduciaries to their clients, not to the Fund. The law firms involved also will be subject to an overriding duty to the courts and not the Fund. The Fund will be dependent upon the skills and efforts of independent law firms to complete any settlement or underlying litigation or transactional matter. There is no guarantee that the ultimate outcome of any opportunity will be in line with a law firm’s or expert’s initial assessment.

Life Settlement Investments.    The Fund may invest in structured products that are tied to a portfolio of life settlements. Life settlements are the transfers of the beneficial interest in a life insurance policy by the underlying insured person to a third party. The third party will generally purchase the beneficial interest in a life insurance policy for more than its cash surrender value but at a discount to its face value (i.e., the payment amount set forth in the life insurance policy that is payable on the death of the insured or upon maturity of the life insurance policy). After purchase, the third party will be responsible for premiums payable on the life insurance policy and will be entitled to receive the full face value from the insurance company upon maturation (i.e., upon the death of the insured). Accordingly, if the third party is unable to make premium payments on a purchased life insurance policy due to liquidity issues or for any other reason, the policy will lapse, and the third party will lose its ownership interest in the policy. The Fund does not purchase individual life insurance policies or life settlement policies and does not operate as a life settlement provider or agent.

Although the Fund does not invest directly in individual life settlements, the Fund is indirectly exposed to certain risks involved in purchasing life settlements, including inaccurate estimations of life expectancy of the insured individuals, liquidity risk, credit risk of the insurance company, risks of any policies purchased being unenforceable and risks of adverse regulatory and legal changes. Such legal challenges may include the heirs of an insured challenging a particular life settlement.

The actual rate of return on an individual life settlement policy cannot be calculated before the insured dies and the longer the insured lives, the lower the rate of return on the related life settlement policy will be. The Fund will not have access to private health information about individual insureds, however, current privacy laws may limit the information available to actuary services used by the Fund about insureds and may cause such actuaries to inaccurately estimate the value of particular policies, or a group of policies in the aggregate. The inability predict with certainty the life expectancies of the pool of underlying insured persons tied to life settlement policies that make up any particular structured product that the Fund invests in, may cause unanticipated delays in the collection of policy payouts. Structured products tied to an underlying pool of life settlements are also generally considered illiquid because there is a limited secondary market for such products. Accordingly, the Fund may be limited in its ability to sell a structured product in its portfolio in a timely fashion and/or at a favorable price. In addition, if a life insurance company declares bankruptcy or otherwise is insolvent, there may not be sufficient funds for it to pay its liability, and while many states have an insurance guarantee fund to provide payments to beneficiaries of insurance companies that declare bankruptcy, the collection process can be prolonged and complicated, and collection may not be possible in all circumstances.

Individual life settlement policies may also be subject to contest by the issuing life insurance company. If the insurance company successfully contests a policy, the policy will be rescinded and declared void. For example, insurers may refuse to pay benefits on certain life insurance policies on the basis that there was no “insurable interest” on the part of the purchaser of a life insurance policy at the time such policy was issued. Recently the issue of a lack of insurable interest has been raised by insurers and beneficiaries of irrevocable life insurance trusts, in the context of so-called “stranger originated life insurance” policies. It is possible that courts may void certain life settlement policies for these or other reasons. The market for life settlement policies may also be subject to new government regulation that may impact the ability of third parties to obtain life settlement policies. Insurance companies may seek regulation or changes of law restricting or otherwise encumbering the transfer of life insurance policies in life settlement policy transactions. No assurance can be made that insurance companies will not be successful in limiting the supply of life insurance policies available for purchase in life settlement policy transactions.

Hedge Funds and Private Equity Funds.    The Fund may invest up to 15% of its net assets in private investment funds (which are commonly known as hedge funds or private equity funds) that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act. These funds are not subject to the requirements and protections of the 1940 Act and carry all of the risks associated with Private Investment Funds, as disclosed in the Fund’s Prospectus. In addition, investors should be aware that these funds often engage in leverage, short-selling, arbitrage, hedging, derivatives, and other speculative investment practices that may significantly increase investment loss. These funds are highly illiquid, are not required to provide periodic pricing or valuation information to investors, and often charge high fees that can erode investment performance. Certain of these funds charge performance fees that may create an incentive for its manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee. Additionally, these funds need not have independent boards of trustees and do not require investor approval of advisory contracts.

Investment Companies.    The Fund may invest in investment companies, which consist of open-end funds (mutual funds), closed-end funds, and exchange traded funds (also referred to as “Underlying Funds”). The 1940 Act provides that the Fund may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the “5% Limit”), and (3) invest more than 10% of its assets in investment companies overall (the “10% Limit”), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.

In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% percent.

An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Further, if the Fund is relying on Section 12(d)(1)(F), the Fund may also rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds of funds.

The Fund and any “affiliated persons,” as defined by the 1940 Act, in reliance on Section 12(d)(1)(F) of the 1940 Act may purchase in the aggregate only up to 3% of the total outstanding securities of any Underlying Fund. Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund in the foregoing manner will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund’s outstanding securities will therefore be considered not readily marketable securities.

Further, Rule 12d1-4 of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure.

Stripped Mortgage-Backed Securities.    SMBSs are derivative multi-class mortgage securities. SMBSs may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. SMBSs are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the “IO” class), while the other class will receive all of the principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.

CMO Residuals.    CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. The cash flow generated by the mortgage assets underlying a series of a CMO is applied first to make required payments of principal and interest on the CMO and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only (“IO”) class of stripped mortgage-backed securities (described below). In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Fund may fail to recoup fully its initial investment in a CMO residual. CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. CMO residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act. CMO residuals, whether or not registered under the Securities Act, may be subject to certain restrictions on transferability. Collateralized Mortgage Obligations. A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams. CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full. CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Recharacterization of Lender Claims Under the Bankruptcy Code.    Under U.S. Bankruptcy Code, a court may use its equitable powers to “recharacterize” the claim of a lender, i.e., notwithstanding the characterization by the lender and borrower of a loan advance as a “debt,” to find that the advance was in fact a contribution in exchange for equity. Typically, recharacterization occurs when an equity holder asserts a claim based on a loan made by the equity holder to the borrower at a time when the borrower was in such poor financial condition so that other lenders would not make such a loan. In effect, a court that recharacterizes a claim makes a determination that the original circumstance of the contribution warrants treating the holder’s advance not as debt but rather as equity. In determining whether recharacterization is warranted in any given circumstance, courts may look at the following factors: (i) the names given to the instruments (if any) evidencing the indebtedness; (ii) the presence or absence of a fixed maturity or scheduled payment; (iii) the presence or absence of a fixed rate of interest and interest payments; (iv) the source of repayments; (v) the adequacy or inadequacy of capital; (vi) the identity of interest between the creditor and the equity holders; (vii) the security (if any) for the advances; (viii) the borrower’s ability to obtain financing from outside lending institutions; (ix) the extent to which the advances were subordinated to the claims of outside creditors; (x) the extent to which the assets were used to acquire capital assets; and (xi) the presence or absence of a sinking fund to provide for repayment. These factors are reviewed under the circumstances of each case, and no one factor is controlling. The Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor held by us should be recharacterized. The Fund could be adversely affected whether the Fund were the lender of record or the Fund acquired a participation interest in a loan that was subject to recharacterization.

Non-Principal Investment Strategies and Risks

Cash Equivalents Short-Term Debt Securities, and Money Market Instruments. For temporary defensive purposes or otherwise, the Fund may invest up to 100% of its assets in cash equivalents, short-term debt securities, money market instruments and money market mutual funds. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1)    U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. In 2008, the Federal Housing Finance Agency (“FHFA”) placed the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) into conservatorship. As conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any stockholder, officer or director of Fannie Mae and Freddie Mac and the assets of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will lose value or default. See “Mortgage-Backed Securities — Mortgage Pass-Through Securities” below. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so;

(2)    Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the FDIC;

(3)    Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Adviser monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Adviser does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws; and

(4)    Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. Money market mutual funds are mutual funds holding primarily money market instruments.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust of the Fund (the “Agreement and Declaration of Trust”) and the By-laws of the Fund (the “By-laws” and, collectively with the Agreement and Declaration of Trust, the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board consists of four individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or Foreside Financial Services, LLC (the “Distributor”), the Fund’s principal underwriter (the “Independent Trustees”). Under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session, at least quarterly. Interested persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Financial Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Fund is led by Patrick Seese, who has served as the Chairman of the Board since September 2022 and is also an interested Trustee. Under the Fund’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for: (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for Board meetings and (ii) providing information to Board members in advance of each Board meeting and between board meetings. The Fund believes that its Chairman, the chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Fund and each shareholder.

Board Risk Oversight

The Board of Trustees is comprised of a majority of Independent Trustees with a standing independent Audit Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

Christopher Shaw.    Mr. Shaw is a Vice President and Managing Director at SS&C Technologies. He has worked at SS&C and its affiliated companies since 1993. He has over 25 years of experience working in the investment management industry. In his current role, he provides strategic direction and executive oversight for a transfer agency organization supporting multiple alternative investment products, such as closed end interval funds, non-traded REITS and BDCs, private equity, hedge fund and mutual fund clients. Mr. Shaw is a graduate of the University of Kansas.

Kate Davis.    Ms. Davis has served as a Director of Portfolio Management at Harrison Street Real Estate Capital LLC since 2021. Prior to this she served as Principal at Radcliffe Capital LLC during 2020, and as President and Portfolio Manager of Broadstone Real Estate Access Fund from 2017 to 2020. From 2013 to 2017, Ms. Davis was Portfolio Manager and Head of Research and Operations at Resource America. Prior to this, Ms. Davis held various finance roles at Microsoft and Tandem Realty. Ms. Davis has over a decade of experience in real estate and finance, including experience with investment companies. Ms. Davis possesses a strong understanding of the regulatory framework under which investment companies must operate. Ms. Davis holds a BS in Finance from the University of Illinois Urbana-Champaign as well as an MBA from the University of Chicago Booth School of Business, with concentrations in Finance and Strategic Management.

Felix Rivera.    Mr. Rivera is the founder of Independent Channel Advisors, LLC. He began his career in 1988 at Shearson Lehman Brothers and created Independent Channel Advisors, LLC (“ICA”) in 2011. He spent 16 years with Smith Barney and its predecessor firms in a variety of different roles within Operations, Marketing & Sales and The Consulting Group. Prior to forming ICA, Felix was the Chief Operating Officer for Biondo Investment Advisors, LLC. His responsibilities included management of the day-to-day operations, compliance, finance, administration and trading. While at Biondo Investment Advisors, LLC Felix launched two mutual funds and sat as a Trustee Board Member of the Ralph Parks Cyclical Equity Fund. Mr. Rivera has over 30 years of business experience in the investment management and brokerage business and possesses a strong understanding of the regulatory framework under which investment companies must operate.

Patrick Seese.    Mr. Seese is an owner and a Managing Director of Integris Partners, a middle-market investment banking firm serving closely-held companies, financial sponsors and public companies and has served as such since 2008. Prior to this, from 2003 to 2008, Mr. Sees was a Managing Director of Headwaters MB, a middle-market investing banking firm. Prior to that, Mr. Seese worked in Credit Suisse First Boston’s Mergers and Acquisitions Group and served as Head of Corporation Development, Katy Industries, a publicly traded industrial and consumer products company, and at Deloitte & Touche LLP, where he began his career in 1994. Through his experience as a senior officer of and board member of financial and other organizations, Mr. Seese contributes his management and oversight experience to the Board. The Board also benefits from his experience as a member of the board of other organizations. He was selected to serve as a Trustee based on his business, financial services and accounting experience. Mr. Seese is a graduate of the University of Colorado and earned an MBA from The University of Chicago Booth School of Business. He is one of the founders of The Mile High Five Foundation (MH5), a charity dedicated to fund youth/health-related organizations.

Independent Trustees

Name, Address and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships held by Trustee During the Past Five Years
Kate Davis Year: 1981	Trustee, Since 2022	Director, Portfolio Management, Harrison Street Real Estate Capital LLC (Jan. 2021 – Present); Principal, Radcliffe Capital LLC (Jul. 2020 – Dec. 2020); President and Portfolio Manager, Broadstone Real Estate Access Fund (Aug. 2017 – Jul. 2020); Portfolio Manager and Head of Research & Operations, Resource America, Inc. (Jan 2013 – Aug. 2017).	1	None
Felix Rivera Year: 1963	Trustee, Since 2022	Managing Partner, Independent Channel Advisors, LLC (Jan. 2011 – Present).	1	Advisors Preferred Trust; Centerstone Investors Trust
Patrick Seese Year: 1971	Trustee, Since 2022	Managing Director, Integris Partners (Feb. 2008 – Present).)	1	The Mile High Five Foundation and ALPS Series Trust

____________

*        The term of office for each Trustee listed above will continue indefinitely.

**      The “Fund Complex” consists of the Fund.

Interested Trustees and Officers

Name, Address and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships held by Trustee During the Past Five Years
Christopher Shaw Year: 1968	Interested Trustee, President and Principal Executive Officer, Since 2022	Vice President and Managing Director, SS&C Technologies (Apr. 2018 – Present); Operations Officer, DST Systems (Nov. 1993 – Apr. 2018).	1	None.
Ryan Johanson Year: 1968	Treasurer and Principal Financial Officer, Since 2023	Fund Controller, ALPS Fund Services (2016 – Present).	N/A	N/A
Nicholas Adams Year: 1983	Secretary, Since 2023

Principal Legal Counsel, ALPS Fund Services, Inc. (Jan. 2022 – Present); Associate Attorney, Arnold, Newbold, Sollars and Hollins, P.C. (June. 2020 – Jan. 2022); Associate Attorney, Stanziola Estate Law (Jan. 2019 – Jun. 2020); Quality Assurance and Compliance Analyst, Empower Retirement (Jun. 2016 – Jan. 2019).

			N/A	N/A
Daniel Wilson Year: 1984	Assistant Secretary, Since 2023	Senior Paralegal, ALPS Fund Services, Inc. (Aug. 2023 – Present); Janus Henderson Investors (Aug. 2018 – May 2023).	N/A	N/A
Theodore J. Uhl Year: 1974	Chief Compliance Officer, Since 2023	Deputy Compliance Officer, ALPS Fund Services, Inc. (2010 – Present).	N/A	N/A

____________

*        The term of office for each Trustee and officer listed above will continue indefinitely.

**      The “Fund Complex” consists of the Fund.

Board Committees

Audit Committee

The Board has an Audit Committee that consists of three Trustees, each of whom is not an “interested person” of the Fund within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended September 30, 2023, the Audit Committee met two times.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2023:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Christopher Shaw	None.	None.
Kate Davis	None.	None.
Felix Rivera	None.	None.
Patrick Seese	None.	None.

Compensation

Each Trustee who is not affiliated with the Fund or Adviser will receive an annual retainer of $7,500 for the 12-month period ending September 30, 2024. Effective October 1, 2023, each Independent Trustee will receive an annual retainer of $15,000 payable quarterly, and reimbursement for any reasonable expenses incurred attending such meetings. None of the executive officers receive compensation from the Fund.

The table below details the amount of compensation the prior Trustees received from the Fund for the fiscal year ended September 30, 2023. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Trustees
George Caulkins	$4,972	None.	None.	$4,972
Chip Clarke	$4,972	None.	None.	$4,972
Adam Farver	$4,972	None.	None.	$4,972

CODES OF ETHICS

The Fund, Adviser and Subadviser have each adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the Fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser elect to vote or not to vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser’s Proxy Policies and a record of each proxy voted or not voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser will abstain from voting. A copy of the Adviser’s proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at (877) 774-7724; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at (877) 774-7724 and will be sent within three business days of receipt of a request.

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

The Adviser, located at 500 Newport Center Drive, Ste. 680, Newport Beach, California 92660, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was formed in November 2021 and is a wholly-owned subsidiary of Alpha Growth PLC. Alpha Growth PLC is a financial advisory business headquartered in the United Kingdom. As of December 31, 2023, the Adviser and its affiliates had $700 Million of assets under management. Alpha Growth PLC was established in 2015 by insurance and asset management professionals to provide specialist advisory and asset management services in the multi-billion dollar longevity asset management and investment business and is listed on the London Stock Exchange (LSE: ALGW and OTCQB: ALPGF).

Under the general supervision of the Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment, and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser compensates all Adviser personnel who provide services to the Fund.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement is included in the Fund’s annual report to shareholders for the period ended September 30, 2022.

Pursuant to the Advisory Agreement, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee from the Fund equal to 1.50% of the Fund’s average daily net assets.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2025 to waive its management fees and to pay or absorb the ordinary operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses, distribution and shareholder servicing fees, and extraordinary expenses), to the extent that its management fees plus the Fund’s expenses exceed 2.40% per annum of the Fund’s average daily net assets attributable to Class I Shares and Class A Shares. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days’ written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation, and the repayment is approved by the Board of Trustees. See “Management of the Fund — Trustees and Officers.”

The Fund’s previous adviser received management fees in the following amounts for the periods indicated:

Fiscal Year Ended	Advisory Fees Earned	Fees Waived	Total Fees Received	Expenses Reimbursed
September 30, 2020	$97,815	$97,815	$0	$296,169
September 30, 2021	$170,608	$170,608	$0	$186,390
September 30, 2022	$120,895	$120,895	$0	$344,567

The Fund’s Adviser received management fees in the following amounts for the periods indicated:

Fiscal Year Ended	Advisory Fees Earned	Fees Waived	Total Fees Received	Expenses Reimbursed
September 30, 2022	$8,870	$8,870	$0	$33,383
September 30, 2023	$65,959	$65,959	$0	$341,428

The Sub-Adviser

The Adviser has engaged Haven Asset Management (Interval Funds) LLC, located at 537 Steamboat Road, Suite 302, Greenwich, Connecticut 06830, to act as investment sub-adviser to the Fund pursuant to an Investment Sub-Advisory Agreement between the Adviser, Sub-Adviser and the Fund. The Adviser has delegated investment discretion for a portion of the Fund’s portfolio to the Sub-Adviser, as described in the Prospectus. For its management of a portion of the portfolio, the Sub-Adviser receives a fee paid for by the Adviser. The Fund does not pay any sub-advisory fees. The Sub-Adviser is registered with the SEC under the Advisers Act. The Sub-Adviser was formed in September 2021. The Sub-Adviser is owned by Max Holmes, who is also its portfolio manager.

For its services rendered with respect to the Fund the Sub-Adviser shall receive an annual management fee of 0.75% of the average daily net assets managed by the Sub-Adviser. The Sub-Adviser is paid by the Adviser, not the Fund.

A discussion regarding the basis for the Board of Trustees’ approval of the Sub-Advisory Agreement was included in the Fund’s annual report to shareholders for the period ended September 30, 2022.

Conflicts of Interest

The Adviser and Sub-Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and Sub-Adviser and the investment professionals, who on behalf of the Adviser and Sub-Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser and Sub-Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Administrator and Accounting Agent

Effective August 17, 2023, ALPS Fund Services, Inc. (“ALPS”) (an affiliate of ALPS Distributors, Inc.), which houses its principal office at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as administrator to the Fund. The Fund has agreed to pay fees incurred in connection with its administrative activities (“Administration Fees”). Pursuant to the Services Agreement with the Trust, ALPS will provide operational services to the Fund including, but not limited to, fund accounting and fund administration, and will generally assist in the Fund’s operations. The Administration Fees are accrued on a daily basis and paid monthly. During the period between August 17, 2023 to September 30, 2023 the Fund paid Administrative Fees totaling $17,671.

Prior to August 17, 2023, UMB Fund Services, Inc. (“UMB”), which houses its principal office at 235 West Galena Street, Milwaukee Wisconsin 53212 served as the Fund’s administrator. During the periods ending September 30, 2021 and September 30, 2022, the Fund paid Administration Fees totaling $58,869 and $67,650 respectively. During the period between October 1, 2023 to August 16, 2023 the Fund paid $104,014 in Administrative Fees to UMB.

Transfer Agent

SS&C GIDS, Inc., located at 1055 Broadway Street, Kansas City, Missouri 64105, and an affiliate of the Administrator, serves as the transfer agent and registrar for the Fund.

Thompson Hine LLP

Thompson Hine LLP, located at 41 South High Street, Suite 1700, Columbus, Ohio 43215-6101, is counsel to the Fund.

Custodian

UMB Bank, N.A., with principal offices at 1010 Grand Boulevard, Kansas City, MO 64106, serves as custodian for the Fund. Under a Custody Agreement, UMB Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Independent Registered Public Accounting Firm

Cohen & Company, LTD, located at 1835 Market Street, Suite 310, Philadelphia, PA 19103, is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). Some of these service providers may be affiliated with the Adviser. The Adviser has adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser distribute investment opportunities among client accounts in a fair and equitable manner (e.g., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf. Opportunities are generally allocated on the basis of capital available for such investments and other relevant factors particular to the accounts, including, but not limited to, investment restrictions, tax and U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), considerations and other regulatory considerations, risk parameters, existence of a pre-existing position, desire to avoid creation of odd lot positions, de minimis allocations, and other factors including the appropriate overall composition of each portfolio.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

The Adviser may enter into transactions and invest in securities or other instruments on behalf of the Fund in which the Adviser or its affiliates, acting as principal or as agent for its customers, serves as the counterparty to the extent permitted by applicable law. The Adviser may also enter into cross transactions where the Adviser or its affiliates acts as agent on behalf of the Fund and the other party to the transaction to the extent permitted by applicable law. Cross transactions may include trades between funds or accounts advised by the Adviser or its affiliates. Cross transactions may enable the Adviser to purchase or sell a block of securities or other instruments for the Fund and possibly avoid commissions, a bid-ask spread, or an unfavorable price movement that may be created through entrance into the market with such purchase or sell order. The Adviser or its affiliates may have a potentially conflicting division of responsibilities to both parties to a principal or cross transaction.

The Fund may buy or sell securities of an issuer that are also bought or sold by the Adviser or other clients of the Adviser. In this regard, the Adviser may give advice and recommend securities, derivatives, and other financial instruments to the Fund which may be identical to or may differ from advice given to or instruments recommended or bought or sold for other clients, even though their investment objectives may be the same or similar. Differing advice may be given to clients pursuing overlapping though differing strategies, for example when one client pursues a sub-set of the sub-strategies pursued for another client, and such differing advice may result in execution of different transactions for such clients, including with respect to the same financial instrument.

The Adviser, by virtue of the activities of the principals of the Adviser on behalf of the other accounts or otherwise, may come into possession of material non-public information with respect to an issuer. Should this occur, the Adviser may be restricted from buying or selling securities of the issuer on behalf of the Fund until such time as the information becomes public or is no longer deemed material. The inability to transact in any security held by the Fund could result in significant losses to the Fund.

The Adviser and its members, officers and employees devote to the Fund as much time as the Adviser deems necessary and appropriate to manage the Fund’s business. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the

Adviser and its affiliates. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser’s officers and employees will not be devoted exclusively to the business of the Fund, but will be allocated between the business of the Fund and other business activities of the Adviser and its affiliates.

The Adviser is authorized to combine purchase or sale orders on behalf of the Fund together with orders for the other accounts managed by the Adviser or its affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts. Such aggregation of orders may not always be to the benefit of the Fund with regard to the price or quantity executed.

Because the Adviser may allocate certain investment opportunities to multiple funds and accounts, conflicts may arise when other accounts seek to sell investments when the Fund holds similar or the same investments. For example, other accounts in liquidation or wind-down, or with differing liquidity or redemption terms, may seek to sell commonly held investments before the Fund sells such investments. Sale by such other accounts of the same or similar investments, depending upon the volume of sales and the nature of the market, may affect the market value of investments that continue to be held by the Fund. Subject to internal compliance policies and approval procedures and applicable law, members or employees of the Adviser engage in personal trading of securities and other instruments.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliates’ other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

PORTFOLIO MANAGERS

Gobind Sahney and Jason Sutherland are primarily responsible for the day-to-day management of the Fund. Max Holmes is primarily responsible for the day-to-day management of the portion of the Fund managed by the Sub-Adviser.

As of September 30, 2023, the portfolio managers managed the following accounts in addition to the Fund:

Gobind Sahney

Account Type	Other Accounts Managed		Other Accounts Managed Subject to a Performance Fee
	Number of Accounts	Assets Under Management	Number of Accounts	Assets Under Management
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	1	$47M	1	$47M
Other Accounts	0	0	0	0

Jason Sutherland

Account Type	Other Accounts Managed		Other Accounts Managed Subject to a Performance Fee
	Number of Accounts	Assets Under Management	Number of Accounts	Assets Under Management
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

Max Holmes

Account Type	Other Accounts Managed		Other Accounts Managed Subject to a Performance Fee
	Number of Accounts	Assets Under Management	Number of Accounts	Assets Under Management
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

Portfolio Manager Compensation

Alpha Growth Management:

The Portfolio Managers are paid on a total compensation basis, which includes: (i) fixed pay (base salary) and (ii) variable compensation. Fixed pay is the key and primary element of compensation for the majority of the Portfolio Managers and reflects the value of the individual’s role and function within the organization. It rewards factors that the Portfolio Manager brings to the organization such as skills and experience, while reflecting regional and divisional specifics. Fixed pay levels play a significant role in ensuring competitiveness of the Adviser in the labor market, thus benchmarking provides a valuable input when determining fixed pay levels. Variable compensation is a discretionary compensation element that enables the Adviser to provide an additional reward the Portfolio Managers, for their performance and behaviors and is designed to reward each individual for their role in producing positive results for the Fund. Variable compensation awards reflect each individual’s positive role in affecting the Fund and the Investment Adviser’s goals in achieving continuous, above average Fund performance relative to benchmarks and the market. Such compensation may be provided in the form of cash, equity awards, or stock options granted by the Investment Adviser’s parent company, Alpha Growth PLC.

The proportion of variable compensation delivered via a long-term incentive award, which is subject to performance and forfeiture provisions, will increase significantly as the amount of the variable compensation increases. In addition, additional forfeiture and claw back provisions, including complete forfeiture and claw back of variable compensation, may apply in certain circumstances. For key investment professionals, in particular, a portion of any long-term incentives will be in the form of notional investments aligned, where possible, to the funds they manage.

In general, the Adviser seeks to offer competitive short-term and long-term compensation based on continuous, above average, fund performance relative to the market. This includes measurement of short and long-term performance against industry and portfolio benchmarks. To evaluate the Fund’s Portfolio Managers, in light of and consistent with the compensation principles set forth above, the Adviser reviews investment performance for all accounts managed in relation to the appropriate peer group universe with respect to a fund. The ultimate goal of this process is to evaluate the degree to which investment professionals deliver investment performance that meets or exceeds their clients’ risk and return objectives. When determining total compensation, the Adviser considers a number of quantitative, qualitative and other factors: (i) Quantitative measures (e.g. one-, three- and five-year pre-tax returns versus the appropriate peer group universe for a fund) are utilized to measure performance; (ii) Qualitative measures (e.g. adherence to, as well as contributions to, the enhancement of the investment process) are included in the performance review; and (iii) Other factors (e.g. non-investment related performance, teamwork, adherence to compliance rules, risk management and “living the values” of the Fund) are included as part of a discretionary component of the review process, giving management the ability to consider additional markers of performance on a subjective basis.

Haven Asset (Interval Funds) Management:

The Portfolio Manager of Haven is the owner of the Sub-Adviser, and so the Portfolio Manager will be compensated through earnings and profits of the Sub-Adviser.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline (defined below), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

The Fund’s first Repurchase Request Deadline occurred on March 17, 2020.

Repurchase Offer Policy Summary of Terms

1.      The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2.      The repurchase offers will be made in March, June, September and December of each year.

3.      Repurchase requests must be submitted by the deadline included in the Shareholder Notification (defined below) (the “Repurchase Request Deadline”).

4.      The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. The Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain the following information:

1.      A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.      Any fees applicable to such repurchase, if any;

3.      The Repurchase Offer Amount;

4.      The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.      The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.      The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.      The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.      The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.      The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.    The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.      Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.      Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.      If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Internal Revenue Code;

2.      To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.      For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.      For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.      For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.      Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.      Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.      Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.      In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)     The frequency of trades and quotes for the security.

(b)    The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)     Dealer undertakings to make a market in the security.

(d)    The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)     The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.      If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report the basis for its determination to retain a security at the next Board of Trustees meeting.

3.      The Board of Trustees shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.      These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure:    The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure:    The Fund shall include in its annual report to shareholders the following:

1.      Disclosure of its fundamental policy regarding periodic repurchase offers.

2.      Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.      the number of repurchase offers,

b.      the repurchase offer amount and the amount tendered in each repurchase offer,

c.      and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Involuntary Repurchases.    The Fund may, at any time, repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund shares that it holds in its capacity as a shareholder.

Transfers of Shares.    No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

DISTRIBUTOR

ALPS Distributors, Inc. (the “Distributor”) (an affiliate of ALPS), located at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as the principal underwriter and distributor for the shares of the Trust pursuant to a distribution agreement with the Trust (the “Distribution Agreement”). The Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934 and each U.S. state’s securities laws and is a member of FINRA. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares however, the Distribution Agreement provides that the Distributor, as agent in connection with the distribution of Fund shares, will use best efforts to facilitate the sale of the Fund’s shares. Also, pursuant to the Distribution Agreement, the Distributor is not entitled to any compensation for its services as the Fund’s principal underwriter.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the Adviser’s portfolio managers who are employees of the Adviser. Generally, the Adviser is authorized by the Trustees to allocate the orders placed by them on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•        the best net price available;

•        the reliability, integrity and financial condition of the broker or dealer;

•        the size of and difficulty in executing the order; and

•        the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio manager and its designees in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

U.S. FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. The following does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. As of September 30, 2022, the Fund had no capital loss carryforwards available.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should generally not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula generally requires payment to shareholders during a calendar year of distributions representing an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year (taking into account certain deferrals and elections) (ii) at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses, adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund generally expects to time its distributions so as to avoid liability for this tax.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied, and to the extent that additional distributions are required, could generate additional taxable income for those shareholders receiving such additional distributions, either as ordinary income or long-term capital gain, as described above. Furthermore, if the Fund is unable to liquidate portfolio securities in a manner that would enable the Fund to meet the income and asset diversification tests, the Fund could fail to qualify as a RIC, with the adverse consequences as set forth above.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss. A sale of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her

Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the same of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

If Fund shares are repurchased by the Fund, the shareholder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in the shares. Such gain or loss is treated as capital gain or loss if the shares were held as capital assets. Such gain or loss will generally be long-term capital gain or loss if the shareholder held the shares for more than one year, and would be short-term capital gain or loss if the shareholder did not hold the shares for more than one year. However, any loss realized upon the repurchase of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as capital gain dividends during such six-month period. All or part of any loss realized upon a repurchase of shares may be disallowed to the extent such shareholder purchases shares within 30 days before or after such repurchase. Under certain circumstances, if fewer than all of a shareholder’s shares are repurchased, or a shareholder does not tender shares in a repurchase offer, the repurchase may be treated for U.S. federal income tax purposes as a dividend, rather than a sale of the repurchased shares. Prospective shareholders should consult with their own tax advisors regarding the taxation of share repurchases.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any)

of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

Foreign Currency Transactions

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Investment in CLOs

Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in CLOs that are PFICs may cause the Fund to be required to recognize in a year income in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from dispositions of PFIC stock during that year (i.e., phantom interest), and the Fund must distribute such income to satisfy the distribution requirements applicable to RICs.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC. The Fund must distribute such income to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the dispositions of CFC stock during that year (i.e., phantom income).

Investments in other RICs

The Fund may invest in BDCs, ETFs mutual funds and other entities that seek to qualify as RICs under Subchapter M of the Code. To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, each of such entities must meet certain source-of-income, asset diversification and annual distribution requirements. If such an entity fails to qualify as a RIC, such entity would generally be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure could substantially reduce the entity’s net assets and the amount of income available for distribution to the Fund, which would in turn decrease the total return of the Fund in respect of such investment.

Phantom Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes and, as described above, the Fund may invest in CLOs that are treated as PFICs or CFCs. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. It is not generally expected that the Fund will be eligible to make this election. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Absent a specific statutory exemption, dividends other than capital gain dividends paid (or deemed paid) by the Fund to an Investor that is not a “U.S. person” within the meaning of the Code (a “foreign Investor”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a foreign Investor directly, would not be subject to withholding. Distributions properly reported as capital gain dividends generally are not subject to withholding of U.S. federal income tax.

In the case of shares held through an intermediary, the intermediary may have taxes withheld even if a RIC reported all or a portion of a payment as an interest-related or short-term capital gain dividend to investors. Foreign Investors should contact their intermediaries regarding the application of these rules to their accounts.

A foreign Investor is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of Shares of the Fund or on capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct by the foreign Investor of a trade or business within the United States, (ii) in the case of a foreign Investor that is an individual, the Investor is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the capital gain dividend and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) if such rules were applicable to the foreign Investor’s sale of Shares of the Fund or to the capital gain dividend the foreign Investor received.

The Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) makes non-U.S. persons subject to U.S. tax on a disposition of a U.S. real property interest (“USRPI”) as if he or she were a U.S. person. Such gain is sometimes referred to as FIRPTA gain. The Fund may invest in equity securities of corporations that invest in USRPI, including U.S. REITs, which may trigger FIRPTA gain to the Fund’s foreign Investors.

The Code provides a look-through rule for distributions of FIRPTA gain when a RIC is classified as a qualified investment entity. A RIC will be classified as a qualified investment entity if, in general, 50% or more of the RIC’s assets consist of interests in U.S. REITs, USRPIs and other U.S. real property holding corporations (“USRPHC”). If a RIC (i) is a qualified investment entity and (ii) foreign Investors own 50% or more (directly or indirectly) of the RIC stock during the applicable testing period under the Code, then the FIRPTA distribution to the foreign Investor is treated as gain from the disposition of a USRPI, causing the distribution to be subject to U.S. withholding tax at a rate of 35% (unless reduced by future regulations), and requiring the foreign Investor to file a nonresident U.S. income tax return. Also, such gain may be subject to a 30% branch profits tax in the hands of a foreign Investor that is a corporation.

Investors that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (“FBAR”). Investors should consult a tax advisor, and persons investing in the Fund through an intermediary should consult their intermediary, regarding the applicability to them of this reporting requirement.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

In general, dividends (other than capital gains dividends) to a non-U.S. shareholder (an investor that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, or a foreign estate or trust) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an applicable Internal Revenue Service Form W-8 (or substitute form) certifying its entitlement to benefits under a treaty.

The Fund is required to withhold U.S. tax (at a 30% rate) on payments of dividends and redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the Fund to determine whether withholding is required.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of the Fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of the Fund or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. The name, address, and percentage ownership of each principal shareholder as of January 3, 2024:

Name and Address	Percentage Ownership
Brown Brothers Harriman & Co.*	83.84%
Charles Schwab & Co. Inc.**	9.43%

____________

*        Address is c/o Brown Brothers Harriman & Co., 140 Broadway, New York, NY 1005-1108.

**      Address is c/o Charles Schwab & Co. Inc., ATTN Mutual Funds, 211 Main. St., San Fransisco, CA 94105-1901.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated September 30, 2023 are incorporated by reference in this Statement of Additional Information. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at (877) 774-7724.

APPENDIX A

Alpha Growth Management, LLC Proxy Voting Policy and Procedures

SS&C ALPS Closed-End Interval Platform (the “Fund”)

Proxy Voting Policy and Procedures

The Fund has adopted a Proxy Voting Policy (the “Proxy Voting Policy”) used to determine how the Fund votes proxies relating to its portfolio securities. Under the Fund’s Proxy Voting Policy, the Fund has, subject to the oversight of the Fund’s Board, delegated to the Investment Adviser the following duties: (1) to make the proxy voting decisions for the Fund, subject to the exceptions described below; and (2) to assist the Fund in disclosing their respective proxy voting record as required by Rule 30b1-4 under the 1940 Act (the “Proxy Duties”).

The Fund’s CCO shall ensure that the Investment Adviser has adopted a Proxy Voting Policy, which it uses to vote proxies for its clients, including the Fund.

A. General

The Fund believes that the voting of proxies is an important part of portfolio management as it represents an opportunity for shareholders to make their voices heard and to influence the direction of a company. The Fund is committed to voting corporate proxies in the manner that best serves the interests of the Fund’s shareholders.

B. Delegation to the Investment Advisers

The Fund believes that the Investment Adviser is in the best position to make individual voting decisions for the Fund consistent with this Policy Voting Policy. Therefore, subject to the oversight of the Board, the Investment Adviser is hereby delegated the following duties:

(1)    to make the proxy voting decisions for the Fund, in accordance with the Proxy Voting Policy of the Investment Adviser except as provided herein; and

(2)     to assist the Fund in disclosing their respective proxy voting record as required by Rule 30b1-4 under the 1940 Act, including providing the following information for each matter with respect to which the Fund is entitled to vote: (a) information identifying the matter voted on; (b) whether the matter was proposed by the issuer or by a security holder; (c) whether and how the Fund cast its vote; and (d) whether the Fund cast its vote for or against management.

(3)    Annually the Investment Adviser will provide to the Board a proxy voting report showing all proxies for the year.

The Board, including a majority of the Independent Trustees of the Board, must approve each Proxy Voting and Disclosure Policy of the Investment Adviser, (the “Investment Adviser Voting Policy”) as it relates to the Fund. The Board must also approve any material changes to the Investment Adviser Voting Policy no later than six (6) months after adoption by the Investment Adviser and Investment.

C. Conflicts

In cases where a matter with respect to which the Fund was entitled to vote presents a conflict between the interest of the Fund’s shareholders, on the one hand, and those of the Investment Adviser or an affiliated person of the Fund, or its Investment Adviser, on the other hand, the Fund shall always vote in the best interest of the Fund’s shareholders. For purposes of this Proxy Voting Policy a vote shall be considered in the best interest of the Fund’s shareholders when a vote is cast consistent with the specific voting policy as set forth in the Investment Adviser Voting Policy, provided such specific voting policy was approved by the Board.

D. Preparation and Filing of Proxy Voting Record on Form N-PX

The Fund will annually file its complete proxy voting record with the SEC on Form N-PX.

The Fund’s Administrator will be responsible for oversight and completion of the filing of the Fund’s reports on Form N-PX with the SEC. Each Fund’s Administrator will file Form N-PX for each twelve-month period ended June 30 and the filing for each year will be made with the SEC on or before August 31 of that year.

Adopted: November 21, 2023

A-1

APPENDIX B

HAVEN ASSET MANAGEMENT (INTERVAL FUNDS) LLC
PROXY VOTING POLICY AND PROCEDURES

Adopted September 14, 2021

I.       STATEMENT OF POLICY

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. When Haven Asset Management (Interval Funds) LLC (the “Adviser”) has discretion to vote the proxies of its clients, it will vote those proxies in the best interest of its clients and in accordance with these policies and procedures.

II.     PROXY VOTING PROCEDURES

Voting Procedures

All proxies received by the Adviser will be sent to the Compliance Officer. The Compliance Officer will:

•        Keep a record of each proxy received;

•        Forward the proxy to the Portfolio Manager or Head Trader responsible for voting the proxy on behalf of the Adviser;

•        Determine which accounts managed by the Adviser hold the security to which the proxy relates; and

•        Provide the Portfolio Manager or Head Trader with a list of accounts that hold the security, together with the number of votes each account controls (reconciling any duplications), and the date by which the Adviser must vote the proxy in order to allow enough time for the completed proxy to be returned to the issuer prior to the vote taking place.

•        Absent material conflicts (see Section IV below), the Portfolio Manager or Head Trader will determine how the Adviser should vote the proxy. The Portfolio Manager or Head Trader will send its decision on how the Adviser will vote a proxy to the Compliance Officer. The Compliance Officer is responsible for completing the proxy and mailing the proxy in a timely and appropriate manner.

•        The Adviser may retain a third party to assist it in coordinating and voting proxies with respect to client securities. If so, the Compliance Officer will monitor the third party to assure that all proxies are being properly voted and appropriate records are being retained.

•        Perform reconciliations to ensure that all proxies are voted (e.g., reconcile the list of clients for which the Adviser has proxy voting obligations against a list of votes cast by the Adviser or by the Proxy Voting Service for clients) or that the Adviser has determined that not voting for a particular client is appropriate.

Abstentions; Determination Not to Vote; Closed Positions

The Adviser will abstain from voting or affirmatively decide not to vote if the Adviser determines that abstention or not voting is in the best interests of the client. In making this determination, the Adviser will consider various factors, including, but not limited to, (i) the costs associated with exercising the proxy (e.g., translation or travel costs); and (ii) any legal restrictions on trading resulting from the exercise of a proxy. The Adviser may determine not to vote proxies relating to securities in which clients have no position as of the receipt of the proxy (for example, when the Adviser has sold, or has otherwise closed, a client position after the proxy record date but before the proxy receipt date).

III.    VOTING GUIDELINES

In the absence of specific voting guidelines from the client, the Adviser will vote proxies in the best interests of each particular client, which may result in different voting results for proxies for the same issuer. The Adviser believes that voting proxies in accordance with the following guidelines is in the best interests of its clients.

•        Generally, the Adviser will vote in favor of routine corporate housekeeping proposals, including election of directors (where no corporate governance issues are implicated), selection of auditors, and increases in or reclassification of common stock.

•        For other proposals, the Adviser shall determine whether a proposal is in the best interests of its clients and may take into account the following factors, among others:

•        whether the proposal was recommended by management and the Adviser’s opinion of management;

•        whether the proposal acts to entrench existing management; and

•        whether the proposal fairly compensates management for past and future performance.

IV.     CONFLICTS OF INTEREST

1.      The Compliance Officer will identify any conflicts that exist between the interests of the Adviser and its clients. This examination will seek to include a review of the relationship of the Adviser and its affiliates with the issuer of each security and any of the issuer’s affiliates to determine if the issuer is a client of the Adviser or an affiliate of the Adviser or has some other relationship with the Adviser or a client of the Adviser.

2.      If a material conflict exists, the Adviser will determine whether voting in accordance with the voting guidelines and factors described above is in the best interests of the client. The Adviser will also determine whether it is appropriate to disclose the conflict to the affected clients and, except in the case of clients that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), give the clients the opportunity to vote their proxies themselves. In the case of an ERISA client, if the Investment Management Agreement reserves to the ERISA client the authority to vote proxies when the Adviser determines it has a material conflict that affects its best judgment as an ERISA fiduciary, the Adviser will give the ERISA client the opportunity to vote the proxies itself. Absent the client reserving voting rights, the Adviser will vote the proxies solely in accordance with the policies outlined in Section III, “Voting Guidelines” above.

V.      DISCLOSURE

1.      The Adviser will disclose in its Form ADV Part 2 that clients may contact the Compliance Officer, via e-mail or telephone, in order to obtain information on how the Adviser voted such client’s proxies, and to request a copy of these policies and procedures. If a client requests this information, the Compliance Officer will prepare a written response to the client that lists, with respect to each voted proxy about which the client has inquired, (a) the name of the issuer; (b) the proposal voted upon; and (c) how the Adviser voted the client’s proxy.

2.      A concise summary of this Proxy Voting Policy and Procedures will be included in the Adviser’s Form ADV Part 2, and will be updated whenever these policies and procedures are updated. The Compliance Officer will arrange for a copy of this summary to be sent to all existing clients either as a separate mailing or along with a periodic account statement or other correspondence sent to clients.

VI.    RECORDKEEPING

The Compliance Officer will maintain files relating to the Adviser’s proxy voting procedures in an easily accessible place. Records will be maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept in the offices of the Adviser. Records of the following will be included in the files:

•        Copies of this proxy voting policy and procedures, and any amendments thereto.

•        A copy of each proxy statement that the Adviser receives, provided however that the Adviser may rely on obtaining a copy of proxy statements from the SEC’s EDGAR system for those proxy statements that are so available.

•        A record of each vote that the Adviser casts.

•        A copy of any document the Adviser created that was material to making a decision how to vote proxies, or that memorializes that decision.

•        A copy of each written client request for information on how the Adviser voted such client’s proxies, and a copy of any written response to any (written or oral) client request for information on how the Adviser voted its proxies.

VII.   ANNUAL REVIEW

Due Diligence.    The Compliance Officer will annually review a sample of proxy votes to determine whether those votes complied with these policies and procedures.

Annual Review.    The Compliance Officer will annually review the adequacy of these policies and procedures to make sure they have been implemented effectively, including whether the policies and procedures continue to be reasonably designed to ensure that proxies are voted in the best interests of its clients.

PART C. OTHER INFORMATION

Item 25.     Financial Statements and Exhibits.

1.      Financial Statements

Part A: Financial Highlights.

Part B: Financial Statements and the Independent Registered Public Accounting Firm’s Report thereon is incorporated by reference to the Fund’s annual report for the year ended September 30, 2023.

2.      Exhibits:

(a)     (1)    Certificate of Trust(1)

(2)    Certificate of Amendment(3)

(3)    Amended and Restated Agreement and Declaration of Trust(3)

(b)    Amended and Restated Bylaws(3)

(c)     Not Applicable.

(d)    See Item 25(2)(a)(2).

(e)     Not Applicable.

(f)     Not Applicable.

(g)    (1)    Management Agreement between the Registrant and Alpha Growth Management, LLC(4)

(2)    Subadvisory Agreement with Haven Asset Management (Interval Funds)(4)

(3)    Management Agreement between Alpha Alternative Assets (Cayman) Ltd. and Alpha Growth Management, LLC(4)

(4)    Operating Expenses Limitation Agreement between the Registrant and Alpha Growth Management, LLC is filed herewith

(h)    (1)    Distribution Agreement between the Registrant and ALPS Distributors, Inc. (the “Distributor”) is filed herewith.

(2)    Amendment 1 to the Distribution Agreement between the Registrant and the Distributor is filed herewith.

(i)     Not Applicable.

(j)     (1)    Custody Agreement between the Registrant and UMB Bank, N.A.(2)

(2)    Rule 17f-5 Delegation Agreement(2)

(k)    (1)    Services Agreement between Registrant, ALPS Fund Services and DST Asset Manager Solutions, Inc. covering administration, transfer agency and CCO services is filed herewith.

(2)    Amendment 1 to the Services Agreement between Registrant, ALPS Fund Services and DST Asset Manager Solutions, Inc. is filed herewith

(l)     (1)    Legal Opinion of Thompson Hine LLP(2)

(2)    Consent of Thompson Hine LLP is filed herewith

(m)   Not Applicable.

(n)    (1)    Consent of Cohen & Company, Ltd. is filed herewith.

(2)    Consent of BBD is filed herewith.

(o)    Not Applicable.

(p)    Letter of Investment Intent(2)

(q)    Not Applicable.

(r)     (1)    Code of Ethics of Registrant is filed herewith

(2)    Code of Ethics of the Adviser(4)

(3)    Code of Ethics for Subadviser(4)

____________

(1)      Incorporated by reference to the Registrant’s Registration Statement Filed June 4, 2019 (File Nos. 333-231938 and 811-23447)

(2)      Incorporated by reference to the Registrant’s Registration Statement Filed September 4, 2019 (File Nos. 333-231938 and 811-23447)

(3)      Incorporated by reference to the Registrant’s Registration Statement Filed December 23, 2021 (File Nos. 333-231938 and 811-23447)

(4)      Incorporated by reference to the Registrant’s Registration Statement Filed December 1, 2022 (File Nos. 333-231938 and 811-23447)

Item 26.     Marketing Arrangements: Not Applicable.

Item 27.     Other Expenses of Issuance and Distribution: Not Applicable.

Item 28.     Persons Controlled by or Under Common Control with Registrant: None.

Item 29.     Number of Holders of Securities as of October 31, 2023:

Title of Class	Number of Record Holders
Shares of Beneficial Interest	9

Item 30.    Indemnification:

The Registrant hereby undertakes that it will apply the indemnification and limitation of liability provisions of the Agreement and Declaration of Trust and the Management Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31.     Business and Other Connections of the Investment Advisers:

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser of the Registrant, and each member, director, executive officer, or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Prospectus included in this Registration Statement in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-126374) and are incorporated herein by reference.

Item 32.     Location of Accounts and Records:

ALPS Fund Services Inc. (the “Administrator”), the Registrant’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1000, Denver, Colorado 80203. The Adviser of the Registrant also maintains certain books and records related to the Registrant at 1615 South Congress Drive, Suite 103, Delray Beach, Florida 33445.

Item 33.     Management Services: Not Applicable.

Item 34.     Undertakings:

1.      Not Applicable.

2.      Not Applicable.

3.      The Registrant undertakes:

(a)     to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)    if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)    the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.      Not applicable.

5.      Not applicable.

6.      Not applicable.

7.      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this amendment to its Registration Statement meets all of the requirements for effectiveness under rule 486(b) under the Securities Act of 1933 and has caused this Amendment to the Registration Statement to be duly signed on its behalf in the City of Delray Beach, State of Florida on the 30th day of January, 2024.

ALPHA ALTERNATIVE ASSETS FUND
(Registrant)
By:	/s/ Christopher Shaw
Christopher Shaw
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Kate Davis	Trustee	January 30, 2024
Kate Davis
/s/ Felix Rivera	Trustee	January 30, 2024
Felix Rivera
/s/ Patrick Seese	Trustee	January 30, 2024
Patrick Seese
/s/ Ryan Johanson	Treasurer and Principal Financial Officer	January 30, 2024
Ryan Johanson

EXHIBITS

(g)(4)	Operating Expenses Limitation Agreement between the Registrant and Alpha Growth Management, LLC
(h)(1)	Distribution Agreement between the Registrant and ALPS Distributors, Inc. (the “Distributor”)
(h)(2)	Amendment 1 to the Distribution Agreement between the Registrant and the Distributor
(k)(1)	Services Agreement between Registrant, ALPS Fund Services and DST Asset Manager Solutions, Inc. covering administration, transfer agency and CCO services
(k)(2)	Amendment 1 to the Services Agreement between the Registrant, ALPS Fund Services and DST Asset Manager Solutions, Inc.
(l)(2)	Consent of Thompson Hine LLP
(n)(1)	Consent of Cohen & Company, Ltd.
(n)(2)	Consent of BBD
(r)(1)	Code of Ethics of the Registrant